UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40729

DATCHAT, INC.

(Exact name of registrant as specified in charter)

Nevada	**47-2502264**
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.
204 Neilson Street New Brunswick, NJ	**08901**
(Address of principal executive offices)	(Zip code)

(732) 374-3529
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	**DATS**	**The Nasdaq Stock Market LLC**
Series A Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $4.98	**DATSW**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Exchange Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filter	☐		Accelerated filter	☐
Non-accelerated filter	☒		Smaller reporting company	☒
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2,732,900 based upon the closing price reported for such date on The Nasdaq Capital Market as of that date.

Number of shares of common stock outstanding as of March 26, 2025 was 4,276,274.

Documents Incorporated by Reference: None.

Table of Contents

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements in this Annual Report on Form 10-K about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan" and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report on Form 10-K. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to:

- our business strategies;

- the timing of regulatory submissions;

- our ability to obtain and maintain regulatory approval of our existing product candidates and any other product candidates we may develop, and the labeling under any approval we may obtain;

- risks relating to the timing and costs of clinical trials and the timing and costs of other expenses;

- risks related to market acceptance of products;

- intellectual property risks;

- risks associated to our reliance on third party organizations;

- our competitive position;

- our industry environment;

- our anticipated financial and operating results, including anticipated sources of revenues;

- assumptions regarding the size of the available market, benefits of our products, product pricing and timing of product launches;

- management's expectation with respect to future acquisitions;

- statements regarding our goals, intentions, plans and expectations, including the introduction of new products and markets; and

- our cash needs and financing plans.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to the Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report on Form 10-K is accurate as of the date hereof. Because the risk factors referred to on page 5 of this Annual Report on Form 10-K, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

Risks Related to our Business and Industry

- We have a limited operating history

- We are dependent on the services of certain key management personnel, employees and advisors.

- The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance our application.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

- Major network failures could have an adverse effect on our business.

- We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Risks Related to Our Common Stock and Series A Warrants

- The price of our common stock and our Series A Warrants may fluctuate substantially.

- We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

- We are an "emerging growth company" and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

ITEM 1.   BUSINESS

Overview

We are a private messaging, cybersecurity, and social media company that not only focuses on protecting privacy on personal devices, but also protects user information after it is shared with others. We believe that one's right to privacy should not end the moment they click "send", and that we all deserve the same right to privacy online that we enjoy in our own living rooms. Our flagship product, DatChat Messenger & Private Social Network, is a privacy platform and mobile application that gives users the ability to communicate with the privacy and protection they deserve. Recently, we have expanded our business and product offerings to include the development of our Myseum platform, a secure digital content management and storage solution for families, groups and individuals. In addition, as a result of our acquisition of RPM Interactive, Inc. in October 2024, we have repositioned our majority-owned subsidiary, Dragon Interact, Inc. (recently renamed RPM Interactive, Inc.) away from the development of the Habytat platform to focus on becoming an AI generated publishing company of trivia mobile game apps and vodcasts/podcasts designed to publish content across hundreds of evergreen topics every day and be distributed to all major streaming platforms. See "Business — RPM Interactive, Inc." and "Business — The Habytat."

DatChat Messenger & Private Social Network

Our platform allows users to exercise control over their messages and posts, even after they are sent. Through our application, users can delete messages that they have sent, on their own device and the recipient's device as well. There is no set time limit within which they must exercise this choice. A user can elect at any time to delete a message that they previously sent to a recipient's device.

The application also enables users to hide secret and encrypted messages behind a cover, which messages can only be unlocked by the recipient and which are automatically destroyed after a fixed number of views or fixed amount of time. Users can decide how long their messages last on the recipient's device. The application also includes a screen shot protection system, which makes it virtually impossible for the recipient to screenshot a message or picture before it gets destroyed. In addition, users can delete entire conversations at any time, making it like the conversation never even happened.

In addition to the foregoing, the application also provides users with the ability to connect via an encrypted live video chat that also is designed to prevent screenshots or screen grabs. The application integrates with iMessage, making private messages potentially available to hundreds of millions of users.

Myseum Social Media Platform

We recently launched our Myseum social media platform, an innovative social media platform that brings a fresh approach to digital media and content management, allowing users to create a digital legacy that can be easily shared today and with future generations. Backed by AI technology and proprietary software, the multi-tiered social media ecosystem enables individuals, families, and other groups to store and share digital content such as messages, photos, videos, and documents within a highly secure and private family library. Myseum allows users to create amazing albums and galleries for everyone to see, create special private and secure galleries with limited access, personalize a user's newsfeed with updates from other Myseums and leave time released video messages for both now and future generations.

RPM Interactive, Inc.

In October 2024, our majority owned subsidiary, Dragon Interact, Inc. ("Dragon"), entered into a Share Exchange Agreement with RPM Interactive, Inc., a Florida corporation ("RPM"), pursuant to which Dragon acquired 100% of the equity interests of RPM, including all assets of RPM in consideration for the issuance of 3,500,000 restricted shares of Dragon's common stock. RPM's assets included an artificial intelligence ("AI") tool used for publishing AI-generated consumer gaming and podcasting/vodcasting applications and certain intellectual property. As part of the acquisition, Dragon has changed its corporate name to RPM Interactive, Inc. ("RPM Interactive") and shifted its focus to developing AI-driven podcast and gaming technologies.

Following the acquisition, in January 2025, we returned 3,500,000 shares of the RPM Interactive common stock held by us to RPM Interactive, which shares were cancelled and are no longer outstanding on RPM Interactive's stock ledger. Following these transactions, we hold 9,000,000 shares of the RPM Interactive's common stock, or approximately 34% of its outstanding shares.

The Habytat

Prior ot the acquisition of RPM, we had developed and launched, in November 2022, the Habytat, a virtual space that blends real world and virtual realities into one, in real time, using emerging technology like virtual and augmented reality, to create a highly immersive 3D environment. We had further contemplated spinning-off our Habytat platform business into a new standalone public company pursuant to a distribution of the shares of the our shareholders. As discussed above, following our acquisition of RPM in October 2024, we ceased our development of the Habytat platform and are evaluating ways to utilize the technology that had been developed by our subsidiary.

Competition

DatChat Messenger & Private Social Network

The current market for mobile messenger applications is highly competitive, and we expect that it will remain competitive. There are currently several large companies that provide mobile messenger applications and we expect several more competitors to enter into this market in the next few years. Well-established competitors include Snapchat, WhatsApp, Facebook Messenger, Facebook, Telegram, MeWe, Confide and Apple iMessage. We believe that it is the range of privacy and security features that we offer that sets us apart from our competitors.

Our flagship applications are the DatChat Privacy Platform and Private Encrypted Social Network, which address the needs of consumers and businesses to communicate with increased levels of privacy and control over messages and social posts, even after they are sent or shared.

Observing that mobile messaging and social media users are drawn to several different messaging platforms by specific capabilities, we set out to create the application to consolidate popular messaging and social media features such as group chats, emoticons and video sharing, offer new and unique features such as being able to "nuke" a conversation to remove all traces of it from all parties involved, and deliver increased levels of privacy and security. As public concerns over privacy in an ever-expanding digital society grow, the application offers comfort to its users with extensive control over their messages and posts, even after they are sent or shared. The application allows users to not only control how long or how many times a message or post may be viewed by the recipient, but also allows the sender to erase the message or entire conversation after it is sent. Our goal is to make the application a leader in the mobile secure messaging and social media market based upon our proprietary technology and enhanced privacy and security features. We intend to roll out additional features including video chat, attachments, unique social posts and other features to enhance the messaging and social media experience.

Myseum Social Media Platform

The current market for social media and photo sharing applications is highly competitive, and we expect that it will remain competitive. There are currently several large companies that provide social media applications, and we expect several more competitors to enter into this market in the next few years. Well established competitors include Facebook, Instagram, Snapchat, TikTok, iCloud Shared Photo, Pinterest, Google Photos, Amazon Drive, Photobucket and Shutterfly. We believe that it is the range of privacy, security and social networking features that we offer that sets us apart from our competitors.

Our Myseum application addresses the needs of both consumers and businesses by bringing a fresh approach to digital media and content management, allowing users to create a digital legacy that can be easily shared today and with future generations. The innovative social media platform brings a fresh approach to digital media and content management, allowing users to create a digital legacy that can be easily shared today and with future generations. Backed by privacy technology and proprietary software, the multi-tiered social media ecosystem enables individuals, families, and other groups to store and share digital content such as messages, photos, videos, and documents within a secure and private media library. In addition, we are developing a blockchain-based, decentralized media storage and sharing platform that is being designed to allow consumers and businesses to connect directly with each other. Recognizing that currently our media is more often stored in digital form, it can make it harder to share both now and with future generations we set out to build the Myseum Social Media platform to solve this problem.

Software and Development

DatChat Messenger & Myseum Social Media Platform

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of the application.

Our software and development team is responsible for the design enhancements, development, testing and certification of the application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services. We are also developing video messages that can be distributed at a future time. We anticipate that the video messaging currently under development will allow users to set a specific date to release a video message to their social network at a set time in the future. Additionally, we are developing an instantly created media sharing space that can either be deleted, or shared and saved in the Myseum of everyone involved.

Marketing and Monetization

DatChat Messenger & Myseum Social Media Platform

The applications are currently offered for free on Apple's App Store and Google Play. Initial marketing is expected to consist of public relations, "cost-per-install" campaigns, social media marketing using the Facebook's ad platform and other readily available advertising platforms.

We anticipate utilizing social influencers and additional public relations strategies to promote the application on a global basis, which also includes making the application available for use in other languages.

We also plan to add in-app purchases such as user customization features, increased storage, AI media organizers and time released videos messages to monetize the application.

We anticipate monetizing the Myseum Platform with a subscription-based service for small businesses. In the future, we may develop other mobile applications and services for consumers once our user base reaches a level at which we deem it to be economically feasible. No assurance can be given that we will successfully develop new or future applications that will be embraced by users or generate revenue.

RPM Interactive, Inc.

The RPM products are still under development and the marketing and monetization strategies are being developed as well.

Intellectual Property Portfolio

DatChat Messenger & Private Social Network

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending patent rights. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights in the United States, including patents, trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

As of March 28, 2024, we had 15 issued patents, no notices of allowance and 2 filed patent applications in the United States relating to our encryption technologies, blockchain platform and digital assets. Our issued patents will expire in 2036. In addition, we plan to continue expanding and strengthening our IP portfolio with additional patent applications in the future. We may not be able to obtain protection for our intellectual property, and our existing and future patents, trademarks, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our pending patent application and future applications may not result in the issuance of patents, and any resulting issued patents may have claims narrower than those in our patent applications. Additionally, our current and future patents, trademarks, and other intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. Our internal controls may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies.

Other companies that own patents, copyrights, trademarks, trade secrets, and other intellectual property rights related to the mobile, encryption, blockchain, communication, privacy, internet, and other technology-related industries frequently enter into litigation based on allegations of infringement, misappropriation, and other violations of intellectual property or other rights. Third parties, including our competitors, may make claims from time to time that we have infringed their patents, trademarks, copyrights, trade secrets, or other intellectual property rights. As our business grows and competition rises, the risk of facing claims related to intellectual property and litigation matters will likely increase.

Our Privacy Policy

Privacy and security are the foundations of our Company. We recognize that this is why users are drawn to the application and that our users care deeply about how their personal information is collected, used and shared. When you read our Privacy Policy, we hope that you notice that it has been written to advance our core principles and protect the integrity of the application.

When users sign up for the application, they are required to provide us with certain personal information such as their name, email address and phone number. We take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not currently transfer any personal information to third-parties that do not act on our behalf, and we will not do so without users' opt-in consent. Similarly, we do not currently collect sensitive personal information from users without opt-in consent. We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our Privacy Policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

With respect to retention of personal information, we may only retain such users' personal information in a form that identifies them only for as long as it serves the purpose(s) for which it was initially collected as stated in our Privacy Policy, or subsequently authorized. We may continue processing users' personal information for longer periods, but only for the time and to the extent such processing reasonably serves the purposes of statistical analysis, and subject to the protection of our Privacy Policy. After such time periods have expired, we may either delete the personal information or retain it in a form that it does not identify the user personally.

Most importantly, when users send an encrypted message through the application, we may only temporarily process and store the message in its encrypted form. We do not (and cannot) read our users' encrypted messages and we delete our users' messages as soon as they have been successfully self-destructed or deleted. Our end-to-end encryption ensures that we will never have access to the contents of our users' messages. Moreover, we recognize the privacy rights of our users and are committed to complying with data protection laws to the extent they apply to us, and to assist our users in exercising their rights under applicable law. For example, users may exercise their rights pursuant to the EU General Data Protection Regulation ("GDPR") or Section 1798.83 of the California Civil Code, simply by submitting a request via email to privacy@DatChat.com.

Employees

As of March 26, 2025, we have a total of 10 full-time employees and no part-time employees. We have established a network of external professionals and consultants to which we outsource various research and development and operational tasks in an effort to minimize administrative overhead. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Our Corporate Information

DatChat, Inc. was initially incorporated in Nevada on December 4, 2014 under the name YssUp, Inc. On March 4, 2015, an amendment to our articles of incorporation was filed with the Nevada Secretary of State, changing YssUp, Inc.'s name to "DatChat, Inc." On September 22, 2016, amended and restated articles of incorporation were filed with the Nevada Secretary of State in order to, among other things, authorize the Company to issue preferred stock.

Available Information

Our website address is *www.datchat.com*. The contents of, or information accessible through, our website is not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*. The information contained in the SEC's website is not intended to be a part of this filing.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment. We were incorporated in 2014, and since then there have been a limited amount of downloads of the application. To date, we have minimal revenues. As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2024 and 2023, we incurred a net loss of $5,025,007 and $8,404,970, respectively. Additionally, for the years ended December 31, 2024 and 2023, we used cash in operations of $4,388,385 and $6,529,277, respectively. As of December 31, 2024, we had working capital of $3,657,711. We intend, in the long term, to derive revenues from advertisement sales, technology licensing, and other forms of revenue. The application is available for download on certain mobile platforms and we are developing compatibility with other platforms. We also continue to develop and refine functions of the application.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platform will require significant capital. We will also incur substantial accounting, legal and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

We may fail to develop new products or may incur unexpected expenses or delays.

Although the application is currently available for download, we may need to develop various new technologies, products and product features to remain competitive. Due to the risks inherent in developing new products and technologies, limited financing, loss of key personnel, and other factors, we may fail to develop these technologies and products or may experience lengthy and costly delays in doing so. Although we are able to license some of our technologies in their current stage of development, we cannot assure that we will be able to develop new products or enhancements to our existing products in order to remain competitive.

We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.

We depend on the services of a number of key management personnel, employees, and advisors and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain "key person" life insurance on any of our employees. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

We are focused on the mobile application industry, specifically the mobile messaging market, which is already saturated with established companies. Many of these companies, including Apple Inc., Alphabet Inc., Facebook, Inc., and Snap Inc., already have an established market in our industry. Most of these companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

The application is based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services.

Because the application is based on certain new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

- the application may not gain market acceptance;

- proprietary rights of third parties may preclude us from marketing a new product or service;

- the application may not receive the exposure required to obtain new users; or

- third parties may market superior products or services.

If we are unable to maintain a good relationship with the markets where the application is distributed, our business will suffer.

The Apple App Store is the primary distribution, marketing, promotion and payment platform for the application. Any deterioration in our relationship with Apple or any application marketplace we utilize in the future would harm our business and adversely affect the value of our common stock.

We are subject to Apple's standard terms and conditions for application developers, which govern the promotion, distribution and operation of mobile applications on its platform. Our business would be harmed if:

- Apple discontinues or limits access to its platform by us and other application developers;

- Apple modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple changes how the personal information of its users is made available to application developers on their respective platforms or shared by users;

- Apple establishes more favorable relationships with one or more of our competitors;

- Apple limits our access to its application marketplace because our application provides mobile messaging services similar to Apple; or

- Apple makes changes in its operating system or development platform that are incompatible with our technology.

We expect to benefit from Apple's strong brand recognition and large user base. If Apple loses its market position or otherwise falls out of favor with mobile users, we would need to identify alternative channels for marketing, promoting and distributing our application, which would consume substantial resources and may not be effective. In addition, Apple has broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter our users experience or how they interact within our application, which may harm our business.

In the event that Apple's standard terms and conditions become prohibitively costly or unduly burdensome, we plan to host our own servers in a co-location facility and create a web-based, desktop version of the application that does not require users to install the application from the App store.

The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance the application.

We must continue to enhance and improve the performance, functionality and reliability of the application. The mobile application industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our product and services obsolete. We have discovered that some of our customers' desire additional performance and functionality that the application, and the underlying technology, does not currently support. Our success will depend, in part, on our ability to both internally develop leading technologies to enhance the application, develop new mobile applications and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to create revenue and expand our business.

Defects in the application and the technology powering it may adversely affect our business.

Tools, code, subroutines and processes contained within the application may contain defects not yet discovered or contained in updates and new versions. Our introduction of new mobile applications or updates and new versions with defects or quality problems may result in adverse publicity, reduced downloads and use, product redevelopment costs, loss of or delay in market acceptance of our products or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

If we fail to retain current users or add new users, or if our users engage less with the application, our business would be seriously harmed.

Adding, maintaining, and engaging daily monthly users will be essential to attaining our growth targets and sustaining operations. If current and potential users do not perceive our products to be effective and useful, we may not be able to attract new users, retain existing users, or maintain or increase the frequency and duration of their engagement.

In addition, our products typically require high bandwidth data capabilities, high-end mobile device penetration and high bandwidth capacity cellular networks with large coverage areas. We therefore do not expect to experience rapid user growth or engagement in countries with low smartphone penetration even if such countries have well-established and high bandwidth capacity cellular networks. We may also not experience rapid user growth or engagement in regions where, even though smartphone penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly.

There are many factors that could negatively affect user retention, growth, and engagement, including if:

- users increasingly engage with competing products instead of ours;

- our competitors may mimic our products and therefore harm our user engagement and growth;

- we fail to introduce new and exciting products and services or those we introduce are poorly received;

- our products fail to operate effectively on the iOS and Android mobile operating systems;

- we are unable to continue to develop products that work with a variety of mobile operating systems, networks, and smartphones;

- we are unable to combat hostile or inappropriate usage of our products;

- there are changes in user sentiment about the quality or usefulness of the application;

- there are concerns about the implications for privacy, safety, or security of our products;

- there are changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees that adversely affect the user experience;

- technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

- we fail to provide adequate service to users;

- we are the subject of adverse media reports or other negative publicity; and

- we do not maintain our brand image or our reputation is damaged.

Any decrease in user retention, growth, or engagement could render our products less attractive to users, advertisers, or partners, and would seriously harm our business.

There is a risk that the public will not perceive the privacy protections that we offer to be necessary or useful and therefore will not be interested in our services.

No matter how effective our products might be in affording users control over their privacy, the general public may not perceive our products to be necessary or useful. In general, although people are more aware than in the past of the amount of personal data that is tracked on a daily basis with the advent of social media and targeted advertising, mere awareness does not necessarily translate into a desire to take affirmative action with respect to one's privacy. For us, this could mean that the average person might not feel the need to have the ability to delete messages that they have sent. While we believe that the general public will recognize the value of our products and feel empowered to take control of their privacy, it is possible that a great number of people have come to believe that their personal information cannot be protected and that any attempt to do so would be ineffective. As such, regardless of how effective our products might be, there is a risk that the general public might deem our products to be unnecessary and will not be drawn to download and use the application.

Users may not want to change the way that they send messages and therefore would not be interested in our products.

Our success is dependent in part on users altering their behavior and changing the way that they send text messages. Although the application is fully integrated with iMessage, the application requires the user to send the message through a separate text bar, which is located below the ordinary iMessage bar. Even if users have downloaded the application, it is possible that users will bypass this option when they go to send a text message. In addition, our user experience may not be received positively, as some users might find it inconvenient to have two text bars appearing on the screen at the same time when they go to send a text message. The iMessage integration figure does not currently allow a user to remove the iMessage bar so that only the application's bar appears and it is doubtful that Apple would ever allow such a feature. Moreover, because both text bars are displayed on the screen at the same time, users may inadvertently send a private message through iMessage that they intended to send through the application, thereby defeating the data protection and privacy benefits that the application offers. If users do not adapt to seeing and typing messages with two texts bars displayed, our user retention may suffer.

The characteristics of the application, including but not limited to privacy and encryption, may be exploited to facilitate illegal activity; if any of our users do so or are alleged to have done so, it could adversely affect us and generate negative perception of our products in the marketplace.

For all of the same reasons that our products are attractive to the general public, the privacy, data protection and encryption features could appeal to persons and groups engaged in illegal activities due to the ability of the application to delete messages from a recipient's phone. In this context, the application may be used to facilitate both illegal activity and the destruction of evidence, which could potentially draw scrutiny from regulators. In addition, the application could develop a stigma that it is associated with illegal activity and deter certain people from communicating through the application.

Negative publicity could adversely affect our reputation, our business, and our operating results.

Negative publicity about our company, including about the quality and reliability of our products, content shared by users through the application, changes to our products, policies and services, our privacy and security practices, litigation, regulatory activity, the actions of users on the application, or user experience with our products, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our product. Such negative publicity could also have an adverse effect on the size, engagement, and loyalty of our user base and, in turn, adversely affect our business, results of operations and financial condition.

We expect to derive substantially all of our revenue from a limited number of products.

Currently, we expect to derive substantially all of our revenue from a limited number of products and applications. As such, the continued growth in market demand for and market acceptance of the product or application is critical to our continued success. Demand for our products or the applications is affected by a number of factors, many of which are beyond our control, such as continued market acceptance; the timing of development and release of competing new products; consumer preferences; the development and acceptance of new features, integrations, and capabilities; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet the demands of our users or trends in preferences or to achieve more widespread market acceptance of our products and applications, our business, results of operations, and financial condition could be harmed. Changes in preferences of users may have a disproportionately greater impact on us than if we offered multiple products. In addition, competitors may develop or acquire their own tools or software and people may continue to rely on traditional tools and software, such as text message and email, which would reduce or eliminate the demand for our products and applications. If demand declines for any of these or other reasons, our business could be adversely affected.

The application depends on effectively operating with mobile operating systems, hardware, networks, regulations, and standards that we do not control. Changes in our products or to those operating systems, hardware, networks, regulations, or standards may seriously harm our user growth, retention, and engagement.

Because the application is used primarily on mobile devices, the application must remain interoperable with popular mobile operating systems, Android and iOS. The owners of such operating systems, Google and Apple, respectively, each provide consumers with products that compete with ours. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade our products' functionality, or give preferential treatment to competitive products, could seriously harm DatChat usage on mobile devices. Our competitors that control the operating systems and related hardware the application runs on could make the interoperability of our products with those mobile operating systems more difficult or display their competitive offerings more prominently than ours. When introducing new products, it takes time to optimize such products to function with these operating systems and hardware, impacting the popularity of such products, and we expect this trend to continue. Moreover, our products require high-bandwidth data capabilities. If the costs of data usage increase, our user growth, retention, and engagement may be seriously harmed.

We may not successfully cultivate relationships with key industry participants or develop products that operate effectively with these technologies, systems, networks, regulations, or standards. If it becomes more difficult for our users to access and use the application on their mobile devices, if our users choose not to access or use the application on their mobile devices, or if our users choose to use mobile products that do not offer access to the application, our user growth, retention, and engagement could be seriously harmed.

Moreover, the adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or mobile applications, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for the application and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or "paid prioritization" of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or "paid prioritization" of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

We rely on a single third-party provider, Amazon Web Services ("AWS"), for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party provider could adversely affect our business.

Our products are hosted by, and use computing infrastructure, secure network connectivity, and other technology-related services provided by AWS. We do not control the operations of this third-party provider or own the equipment used to provide such services. Because we cannot easily switch our AWS-serviced operations to another cloud provider, any disruption of or interference with our use of AWS, for example, due to natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or similar events, would impact our operations and may adversely affect our business, financial condition, operating results and cash flows. In addition, AWS has no obligation to renew its agreement with us on commercially reasonable terms or at all. If we are unable to renew our agreement on commercially reasonable terms or develop our blockchain capabilities, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, Amazon may take actions beyond our control that could seriously harm our business, including:

- discontinuing or limiting our access to its cloud platform

- increasing pricing terms;

- terminating or seeking to terminate our contractual relationship altogether;

- establishing more favorable relationships or pricing terms with one or more of our competitors; and

- modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Amazon has broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. They may also alter how we are able to process data on their cloud platform. If Amazon makes changes or interpretations that are unfavorable to us, our business could be seriously harmed.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of the application and customer satisfaction. The application runs on a complex distributed system, or what is commonly known as cloud computing. Some elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in the mobile application market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We have also filed patent applications. However, we cannot provide any assurance that patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We could be harmed by improper disclosure or loss of sensitive or confidential data.

In connection with the operation of our business, we plan to process and transmit data. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under laws and regulations that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Our security systems are designed to maintain the security of our users' confidential information, as well as our own proprietary information. Accidental or willful security breaches or other unauthorized access by third parties or our employees, our information systems or the systems of our third-party providers, or the existence of computer viruses or malware in our or their data or software could expose us to risks of information loss and misappropriation of proprietary and confidential information, including information relating to our products or customers and the personal information of our employees.

In addition, we could become subject to unauthorized network intrusions and malware on our own IT networks. Any theft or misuse of confidential, personal or proprietary information as a result of such activities or failure to prevent security breaches could result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, as well as fines and other sanctions resulting from any related breaches of data privacy regulations, any of which could have a material adverse effect on our reputation, business, profitability and financial condition. Furthermore, the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

We receive, collect, store, and process certain personally identifiable information about individuals and other data relating to users of the application. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personally identifiable and other potentially sensitive information about individuals. We may be subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, process, transfer, and otherwise use user data or develop new services and features.

If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations or other capabilities of the application. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, the application may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the California Consumer Privacy Act ("CCPA"), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged "copycat" or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Various U.S. federal privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Family Educational Rights and Privacy Act, the Children's Online Privacy Protection Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, and a material and adverse impact on our reputation and business.

In addition, the data protection landscape in the EU is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation ("GDPR"), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the "CJEU") invalidated the EU-U.S. Privacy Shield Framework (the "Privacy Shield") under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

Additionally, the GDPR greatly increased the European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states a governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data.

Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person's right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications ("ePrivacy Regulation"), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union ("Brexit"). The United Kingdom ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR ("U.K. GDPR"), effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Beginning in 2021 when the transitional period following Brexit expired, we are required to comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, including, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom's Information Commissioner's Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, the application. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Online applications are subject to various laws and regulations relating to children's privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the COPPA and Article 8 of the GDPR. We implement certain precautions to ensure that we do not knowingly collect personal information from children under the age of 13 through the application. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users' identities and age. Such new regulations, or changes to existing regulations, could increase the cost of our operations.

We may not be successful in our metaverse strategy and investments, which could adversely affect our business, reputation, or financial results.

We believe the metaverse, an embodied internet where people have immersive experiences beyond two-dimensional screens, is the next evolution in social technology. In 2023, we launched Habytat, a mobile based social metaverse. Our development of Habytat involved the development of new and emerging technologies and collaboration with other companies, developers, partners, and other participants. However, the metaverse may not develop in accordance with our expectations, and market acceptance of features, products, or services we built for Habytat is uncertain. In addition, we have limited experience with virtual and augmented reality technology, which may enable other companies to compete more effectively than us. We may be unsuccessful in our research and product development efforts, including if we are unable to develop relationships with key participants in the metaverse or develop products that operate effectively with metaverse technologies, products, systems, networks, or standards. Our metaverse efforts divertrf resources and management attention from other areas of our business. We ceased our development of the Habytat platform and are evaluating ways to utilize the technology developed.

In addition, we may be subject to a variety of existing or new laws and regulations in the United States and international jurisdictions, including in the areas of privacy, safety, competition, content regulation, consumer protection, and e-commerce, which may delay or impede the development of our products and services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our metaverse strategy and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results.

Myseum is currently under development and no assurance can be given that it will be accepted by others or generate sufficient interest.

Myseum, our new platform, is being designed to allow for the preservation and sharing of pictures, video, and documents in a secured network utilizing our recently patented technology that enabled us with the preservation of data, including storage, sharing, and secure control of data on social media technology platforms and digital archives. We aim to continue researching and developing different applications for our Myseum platform in order to generate continual interest in this platform. If we do not generate sufficient interest in our Myseum platform we will not attract enough advertisers to make it profitable.

Myseum is based on new and unproven technologies and therefore is subject to the risks of failure inherent in the development of new products and services.

Because Myseum is based on certain new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

- Myseum may not gain market acceptance;

- proprietary rights of third parties may preclude us from marketing a new product or service;

- Mtseum may not receive the exposure required to obtain new users; or

- third parties may market superior products or services.

We may not be able to adequately evaluate the risks associated with our planned social metaverse and advertising platforms.

Myseum may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of the metaverse, digital assets and blockchain technology, we may be unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects. It is difficult to predict how the legal and regulatory framework around such digital assets and services will develop and how such developments will impact our business and our platforms. The launch of Myseum subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch these initiatives, technical issues with the operation of Myseum and legal and regulatory risks as discussed above. If we fail to accurately anticipate or manage the risks associated with Myseum or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with either of these initiatives, they may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

Our business is subject to risks generally associated with the metaverse and digital entertainment industry.

We are susceptible to market conditions and risks associated with the metaverse and digital entertainment industry, including the popularity, customers' preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

If we fail to retain users or add new users, or if our users decrease their level of engagement with Myseum, revenue, bookings, and operating results will be harmed.

Our business plan assumes that the demand for social media offerings, specifically, the adoption of a platform for sharing and preserving of media. However, if this market shrinks or grows more slowly than anticipated, or if demand for Myseum does not grow as quickly as we anticipate, whether as a result of competition, product obsolescence, budgetary constraints of our developers, creators, and users, technological changes, unfavorable economic conditions, uncertain geopolitical or regulatory environments or other factors, we may not be able to increase our revenue and bookings sufficiently to ever achieve profitability and our stock price would decline.

The multitude of other social media platforms, media sharing, and other interactive experiences is high, making it difficult to retain users who are dissatisfied with Myseum and seek other social media options. These and other factors may lead users to switch to another entertainment option rapidly, which can interfere with our ability to forecast usage and would negatively affect our user retention, growth, and engagement. Falling user retention, growth, or engagement rates could harm our business.

We face intense competition for our products and services.

There are numerous technology companies seeking ways to support efforts to enter the social media business. Additionally, social media has become more readily recognized as a method of sharing media and as such, more competitors are seeking to enter this marketplace. These technologies are subject to rapidly changing technological developments, shifting organizational priorities and requirements, frequent introductions of new products and services, and increased marketing and sales activities of other industry participants.

Many competitors exist in the overlapping areas of social media and traditional digital marketing, data analytics, and digital transformation. Many of our current and potential competitors have a significantly larger market presence, greater name recognition, access to more potential customers and substantially greater financial, technical, sales and marketing, management, support, and other resources than we have. As a result, many of our competitors can respond more quickly than we can to new or changing opportunities and technologies, and may devote greater resources to the marketing, promotion and sale of their products than we can.

Our costs are continuing to grow, and some of our investments, particularly our investments in virtual and augmented reality, have the effect of reducing our operating margin and profitability. If our investments are not successful longer-term, our business and financial performance will be harmed.

Operating our business is costly, and we expect our expenses to continue to increase in the future as we add users and broaden our user base, as users increase the amount and types of content they consume and the data they share with us, for example as we continue to expand our technical infrastructure, as we continue to invest in new and unproven technologies, and as we continue our efforts to focus on privacy, safety, security, and content review. We are also continuing to increase our investments in new platforms and technologies, including as part of our efforts related to building the metaverse. Some of these investments, particularly our significant investments in virtual and augmented reality, have generated only limited revenue and is anticipated to reduce our operating margin and profitability, and we expect the adverse financial impact of such investments to continue for the foreseeable future.

Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

Technology changes rapidly in the entertainment industry. We must continually anticipate and adapt to emerging technologies and business models to stay competitive. Forecasting the financial impact these changing technologies and business models may have is inherently uncertain and volatile. Supporting a new technology or business model may require affiliating with a new business or technology vendor, and such affiliation may be on terms that are less favorable to us than those for traditional technologies or business models. If we invest in the development of content offerings that incorporate a new technology or business model that does not achieve significant popularity, whether because of competition or otherwise, we may not recover the often substantial costs of developing and marketing those content offerings, or recover the opportunity cost of diverting company resources away from other content and product offerings. In the near and longer term, we expect to take advantage of broader trends such as the growth of the metaverse in the digital economy and the associated increase in importance of technologies such as blockchains, virtual reality and augmented reality. We may not be successful in allocating our resources to these new areas and may not recover the costs and opportunity costs of investing in these opportunities instead of others. Further, our competitors may adapt to these or other emerging technologies or business models more quickly or effectively than we do.

If, on the other hand, we elect not to pursue the development of content offerings or other opportunities incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant success and popularity, it may have adverse consequences to our business. It may take significant time and expenditures to shift financial and personnel resources to that technology or business model, and it may be more difficult to compete against existing companies that incorporate that technology or business model effectively.

Risks Related to Our Common Stock and Series A Warrants

The price of our common stock and our Series A Warrants may fluctuate substantially.

You should consider an investment in our common stock and Series A Warrants to be risky, and you should invest in our common stock and Series A Warrants only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, are:

- sale of our common stock by our shareholders, executives, and directors;

- volatility and limitations in trading volumes of our shares of common stock;

- our ability to obtain financing;

- the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

- our ability to attract new customers;

- changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our shareholders;

- our cash position;

- announcements and events surrounding financing efforts, including debt and equity securities;

- our inability to enter into new markets or develop new products;

- reputational issues;

- announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

- changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

- changes in industry conditions or perceptions;

- analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

- departures and additions of key personnel;

- disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

- changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

- other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock or Series A Warrants, our securities' price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our common stock and Series A Warrants could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our common stock and Series A Warrants or trading volume to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and Series A Warrants.

Our board of directors may determine from time to time that it needs to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this Annual Report on Form 10-K, we will not be restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock and Series A Warrants, or all of them. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preference shares, upon our liquidation, holders of our debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stock holders will receive a distribution in such a case.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We are an "emerging growth company" and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an "emerging growth company" we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, small-cap issuers have experienced significant stock price volatility, particularly when associated with regulatory requirements by governmental authorities, which our industry now increasingly faces. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company, we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company." In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive federal income tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This Annual Report on Form 10-K does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

We could issue "blank check" preferred stock without stockholder approval with the effect of diluting interests of then-current stockholders and impairing their voting rights, and provisions in our charter documents and under Nevada law could discourage a takeover that stockholders may consider favorable.

Our Amended and Restated Articles of Incorporation provides for the authorization to issue up to 20,000,000 shares of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. In addition, advanced notice is required prior to stockholder proposals, which might further delay a change of control.

Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

We are currently listed on the Nasdaq Stock Market, LLC ("Nasdaq"), a national securities exchange. The Nasdaq requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders' equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our common stock on the Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the Nasdaq. Our failure to have our shares traded on the Nasdaq could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our Common Stock being less than it would be if we were able to list our shares on the Nasdaq.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and each of our stockholders who owned greater than 5% of our outstanding Common Stock beneficially, as of March 28, 2025, own approximately 7.7% of our common stock outstanding. Accordingly, these stockholders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors' interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of the Company or our assets. The significant concentration of stock ownership may negatively impact the value of our Common Stock due to potential investors' perception that conflicts of interest may exist or arise.

There are risks associated with the completion of the proposed spin-off of our Habytat platform business.

As previously announced, we plan to spin-off the Habytat platform business, which will operate independently as a publicly listed company. There is no assurance we will be able to successfully complete the proposed spin-off. In the event the Company does not complete the spin-off, it could incur write-offs related to the legal, tax and regulatory costs of the proposed transaction.

Our Articles of Incorporation, as amended, our Amended and Restated Bylaws, and Nevada law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline. Our articles of incorporation, as amended, bylaws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority, Inc. ("FINRA"), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares, as well as overall liquidity, of our common stock.

Our Amended and Restated Articles of Incorporation provide that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for certain disputes which could limit stockholders' ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or agents.

Our Amended and Restated Articles of Incorporation provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Amended and Restated Articles of Incorporation contain a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation are deemed to have notice of and consented to this provision. As this provision applies to Securities Act claims, there may be uncertainty whether a court would enforce such a provision.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. Alternatively, if a court were to find our choice of forum provisions contained in either our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our cybersecurity team, led by our Chief Technology Officer, Peter Shelus, uses a multi-pronged approach to assessing, identifying, and managing material risks from cybersecurity threats. This approach includes identifying and assessing risks through: (1) an enterprise risk management program, which is periodically refreshed and includes an identification of our top risks, including cybersecurity risks; (2) formalized security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a vulnerability management program designed to identify hardware and software vulnerabilities; (4) an internal "red team" program, which simulates cyber threats, intended to allow us to fix vulnerabilities before threat actors identify them; (5) a threat intelligence program designed to model and research our adversaries; and (6) a privacy and security incident response program designed to investigate, respond to, and remediate known incidents. These processes vary in scope and maturity across the business and are processes we work to continually improve.

Our risk management approach is supplemented by external and internal enterprise risk management audits, which are designed to test the effectiveness of our security controls. We conduct penetration testing on a periodic basis, and have established an external bug bounty program to allow security researchers to help identify vulnerabilities and weaknesses in our controls and configurations in our systems. We also maintain a vendor risk management program designed to identify and mitigate potential risks associated with third-party suppliers and business partners. This program includes pre-engagement diligence, use of contractual cybersecurity and notification provisions, and ongoing monitoring of vendors, as appropriate.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional service firms (including legal counsel), threat intelligence services, and cybersecurity consultants.

The material cybersecurity threats identified through these processes are managed by our CISO and, where appropriate, our risk and compliance committee, in consultation with management. Together, they identify responsive actions for inclusion in our annual strategic planning, or earlier resolution depending on the nature of the risk.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see "Risk Factors" in Part I, Item 1A in this Annual Report on Form 10-K.

ITEM 2.   PROPERTIES

Our principal executive offices are located at 204 Neilson Street, New Brunswick, NJ 08901. We leased our office for a monthly base rent of $7,156 plus a pro rata share of operating expenses, with three percent (3%) annual increases in monthly installments on the first day of each year pursuant to a lease which terminated on December 31, 2024. Currently, we lease our space on a month to month basis and we are negotiating a for a new lease at this location or another location. We believe that our current office space will be adequate for the foreseeable future. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock and Series A Warrants are listed on the Nasdaq Capital Market under the symbols "DATS" and "DATSW," respectively.

Shareholders

As of March 26, 2025, we had 1,439 shareholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Issuer Purchases of Equity Securities

None.

Recent Sales of Unregistered Securities

None.

ITEM 6.   [RESERVED]

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a private messaging, cybersecurity, and social media company that not only focuses on protecting privacy on personal devices, but also protects user information after it is shared with others. We believe that one's right to privacy should not end the moment they click "send", and that we all deserve the same right to privacy online that we enjoy in our own living rooms. Our flagship product, DatChat Messenger & Private Social Network, is a privacy platform and mobile application that gives users the ability to communicate with the privacy and protection they deserve. Recently, we have expanded our business and product offerings to include the development of our Myseum platform, a secure digital content management and storage solution for families, groups and individuals. In addition, as a result of our acquisition of RPM Interactive, Inc. in October 2024, we have repositioned our majority-owned subsidiary, Dragon Interact, Inc. (recently renamed RPM Interactive, Inc.) away from the development of the Habytat platform to focus on becoming an AI generated publishing company of trivia mobile game apps and vodcasts/podcasts designed to publish content across hundreds of evergreen topics every day and be distributed to all major streaming platforms. See "Business — RPM Interactive, Inc." and "Business — The Habytat."

DatChat Messenger & Private Social Network

Our platform allows users to exercise control over their messages and posts, even after they are sent. Through our application, users can delete messages that they have sent, on their own device and the recipient's device as well. There is no set time limit within which they must exercise this choice. A user can elect at any time to delete a message that they previously sent to a recipient's device.

The application also enables users to hide secret and encrypted messages behind a cover, which messages can only be unlocked by the recipient and which are automatically destroyed after a fixed number of views or fixed amount of time. Users can decide how long their messages last on the recipient's device. The application also includes a screen shot protection system, which makes it virtually impossible for the recipient to screenshot a message or picture before it gets destroyed. In addition, users can delete entire conversations at any time, making it like the conversation never even happened.

In addition to the foregoing, the application also provides users with the ability to connect via an encrypted live video chat that also is designed to prevent screenshots or screen grabs. The application integrates with iMessage, making private messages potentially available to hundreds of millions of users.

Myseum Social Media Platform

We recently launched our Myseum social media platform, an innovative social media platform that brings a fresh approach to digital media and content management, allowing users to create a digital legacy that can be easily shared today and with future generations. Backed by AI technology and proprietary software, the multi-tiered social media ecosystem enables individuals, families, and other groups to store and share digital content such as messages, photos, videos, and documents within a highly secure and private family library. Myseum allows users to create amazing albums and galleries for everyone to see, create special private and secure galleries with limited access, personalize a user's newsfeed with updates from other Myseums and leave time released video messages for both now and future generations.

RPM Interactive, Inc.

In October 2024, our majority owned subsidiary, Dragon Interact, Inc. ("Dragon"), entered into a Share Exchange Agreement with RPM Interactive, Inc., a Florida corporation ("RPM"), pursuant to which Dragon acquired 100% of the equity interests of RPM, including all assets of RPM in consideration for the issuance of 3,500,000 restricted shares of Dragon's common stock. RPM's assets included an artificial intelligence ("AI") tool used for publishing AI-generated consumer gaming and podcasting/vodcasting applications and certain intellectual property. As part of the acquisition, Dragon has changed its corporate name to RPM Interactive, Inc. ("RPM Interactive") and shifted its focus to developing AI-driven podcast and gaming technologies.

Following the acquisition, in January 2025, we returned 3,500,000 shares of the RPM Interactive common stock held by us to RPM Interactive, which shares were cancelled and are no longer outstanding on RPM Interactive's stock ledger. Following these transactions, we hold 9,000,000 shares of the RPM Interactive's common stock, or approximately 34% of its outstanding shares.

The Habytat

Prior ot the acquisition of RPM, we had developed and launched, in November 2022, the Habytat, a virtual space that blends real world and virtual realities into one, in real time, using emerging technology like virtual and augmented reality, to create a highly immersive 3D environment. We had further contemplated spinning-off our Habytat platform business into a new standalone public company pursuant to a distribution of the shares of the our shareholders. As discussed above, following our acquisition of RPM in October 2024, we ceased our development of the Habytat platform and are evaluating ways to utilize the technology that had been developed by our subsidiary.

Recent Events

Return of Subsidiary Shares

In January 2025, we returned 3,500,000 shares of the Subsidiary's. common stock held by us to the Subsidiary, which shares were cancelled and are no longer outstanding on the Subsidiary's stock ledger. Following this transaction, we held 12.5 million shares of the Subsidiary's common stock, or approximately 34% of its outstanding shares.

January 2025 Offering

On January 8, 2025, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we sold 1,200,000 shares of our common stock at a purchase price of $4.25 per share of Common Stock. Proceeds from the offering were approximately $5.1 million, prior to deducting placement agent's fees and other offering expenses payable by the Company. The shares of Common Stock were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-268058), which was declared effective by the Securities and Exchange Commission on December 6, 2022, a base prospectus dated December 6, 2022, and a prospectus supplement dated January 8, 2025. The closing of the offering took place on January 9, 2025. In addition, pursuant to the terms of the offering, the Company issued to The Benchmark Company, LLC, the exclusive placement agent for the offering, warrants to purchase up to 60,000 shares of the Company's common stock, at an exercise price equal to 100.0% of the offering price per share of Common Stock, or $4.25 per share. The Placement Agent Warrant is exercisable during the four-and-a-half year period commencing six months after the date of the closing of this Offering.

Basis of Presentation

The financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States of America (the "U.S. GAAP") and the requirements of the Securities and Exchange Commission.

Critical Estimates

This management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies and significant estimates are more fully described in Note 2 in the "Notes to Financial Statements", we believe the following estimates are critical to the process of making significant judgments and estimates in preparation of our consolidated financial statements.

Capitalized internal-use software costs

We capitalize costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles — Goodwill and Other — Internal-Use Software*. Costs incurred to develop internal-use software are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized upon purchase and during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the intended function. Capitalization ceases at the point where the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Software development costs incurred during the year ended December 31, 2024 and 2023 were expensed since the Metaverse software development project is in the preliminary project stage. Such costs are included in research and development costs on the accompanying consolidated statement of operations.

Variable interest entities

Pursuant to *ASC 810-10-25-22*, an entity is defined as a VIE if it either lacks sufficient equity to finance its activities without additional subordinated financial support, or it is structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. When determining whether an entity that meets the definition of a business qualifies for a scope exception from applying VIE guidance, the Company considers whether: (i) it has participated significantly in the design of the entity, (ii) it has provided more than half of the total financial support to the entity, and (iii) substantially all of the activities of the VIE are conducted on its behalf. A VIE is consolidated by its primary beneficiary, the party that has the power to direct the activities that most significantly impact the VIE's economic performance and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

Based on the Company's analysis, on February 14, 2023, Metabizz, LLC, a Florida corporation, and Metabizz SAS, a company incorporated under the laws of Columbia (collectively "Metabizz"), were determined to be VIE entities in accordance with *ASC 810-10-25-22* because the equity owners in Metabizz did not have the characteristics of a controlling financial interest and the initial equity investments in these entities may be or were insufficient to meet or sustain its operations without additional subordinated financial support from DatChat. The equity owners of Metabizz had only a nominal equity investment at risk, and the Company absorbed or received a majority of the entity's expected losses or benefits. The Company participated significantly in the design of Metabizz. The Company provided working capital advances to Metabizz to allow Metabizz to fund its day-to-day obligations. Substantially all of the activities of Metabizz were conducted for the Company's benefit, as evidenced by the fact that the operations of Metabizz consisted of development of software and technologies to be used by RPM Interactive and the Company provided working capital to Metabizz to pay employees and independent contractors to perform the development services on behalf of the Company. Repayment of the working capital advances is not guaranteed by the equity owner of Metabizz and creditors of Metabizz do not have recourse against the Company. Accordingly, the Company was required to consolidate the assets, liabilities, revenues and expenses of Metabizz using the fair value method. Additionally, the managing partner of Metabizz was also the Chief Innovation Officer of RPM Interactive. Since Metabizz, LLC and Metabizz SAS were considered VIE's, any noncontrolling interest eliminated in consolidation. In connection with the initial consolidation of Metabizz, on February 14, 2023 (the initial consolidation date), the Company recorded a gain on initial consolidation of variable interest entities of $42,737.

On March 31, 2024, based on the Company's analysis, the Company deconsolidated Metabizz, LLC and Metabizz SAS. During the three months ended March 31, 2024, the Company ceased doing business with Metabizz, LLC and Metabizz SAS and will pay technology professionals directly. In connection with the deconsolidation of Metabizz, LLC and Metabizz SAS, during the nine months ended September 30, 2024, the Company recorded a gain on deconsolidation of $107.

On August 27, 2024, the Company entered into an Asset Purchase Agreement with the Seller, pursuant to which it acquired from Seller the Assets (See Note 1) in consideration for the transfer by the Company of 8,000,000 restricted shares of common stock of RPM Interactive. Accordingly, as of September 30, 2024, the Company owned 45.5% of RPM Interactive. On August 27, 2024, based on the Company's analysis, the Company determined that RPM Interactive met the definition of a VIE under the VIE model, which provides for situations in which control may be demonstrated other than by the possession of voting rights in RPM Interactive. Based on Company's analysis, the Company continues to have the power to direct the activities of RPM Interactive that most significantly impact RPM Interactive's economic performance and the obligation to absorb losses of RPM Interactive that could potentially be significant to RPM Interactive or the right to receive benefits from RPM Interactive that could potentially be significant to RPM Interactive.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, "Compensation — Stock Compensation" ("ASC 718"), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee, and director services received in exchange for an award based on the grant-date fair value of the award. The fair value of each option granted is estimated as of the date of grant using the Black-Scholes-Merton option-pricing model, net of actual forfeitures. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of our common stock, the expected life of stock options, the expected volatility, and the expected risk-free interest rate, among others. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used, stock-based compensation expense, as determined in accordance with authoritative guidance, could have been materially impacted. Furthermore, if we use different assumptions on future grants, stock-based compensation expense could be materially affected in future periods.

Noncontrolling interests

The Company follows ASC Topic 810, "Consolidation," governing the accounting for and reporting of noncontrolling interests ("NCI") in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance. The net loss attributed to NCI was separately designated in the accompanying consolidated statements of operations and comprehensive loss. Losses attributable to NCI in a subsidiary may exceed a NCI's interests in the subsidiary's equity. The excess attributable to NCI is attributed to those interests. NCI shall continue to be attributed their share of losses even if that attribution results in a deficit NCI balance.

The Company allocates certain corporate common expenses to its subsidiaries based on the ratio of direct subsidiary expenses to total consolidated expenses. Management believes that this allocation method is reasonable.

The Company accounts for it noncontrolling interest in RPM Interactive in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations. Through January 10, 2024, the date that VR Interactive purchased 8,000,000 shares of RPM Interactive from Metabizz LLC, any noncontrolling interest eliminated in consolidation. Because this change in ownership moved from a consolidated entity (the VIE entities) to a nonconsolidated entity (VR Interactive), subsequent to January 10, 2024 the Company ceased eliminating the noncontrolling interest in consolidation and recorded an initial negative noncontrolling interest of $442,361 in total equity for the portion of equity ownership not attributable to DatChat based on the minority interest holders' ownership interest in the carrying value of RPM Interactive's equity. Additionally, during the year ended December 31, 2024, the Company recorded additional initial negative noncontrolling interest of $909,581 in total equity for the portion of additional equity ownership not attributable to the Company based on this minority interest holders' ownership interest in the carrying value of RPM Interactive's equity. The Company also allocated $785,847 of the net loss of the subsidiary to noncontrolling interest resulting in a total noncontrolling interest deficit of $2,137,789 as of December 31, 2024.

Recently Issued Accounting Pronouncements

Refer to the notes to the audited financial statements.

Results of Operations

Revenue

During the years ended December 31, 2024 and 2023, we generated revenues of $436 and $672, respectively, which consisted of subscription revenues.

Operating expenses

For the year ended December 31, 2024, operating expenses amounted to $5,281,339 as compared to $8,784,703 for the year ended December 31 2023, a decrease of $3,503,364, or 39.9%. For the years ended December 31 2024 and 2023, operating expenses consisted of the following:

	Year Ended December 31,	
	2024	**2023**
Compensation and related expenses	$ 2,320,127	$ 4,760,180
Marketing and advertising expenses	128,656	388,444
Professional and consulting expenses	1,031,898	1,324,640
Research and development	857,668	1,351,415
General and administrative expenses	942,990	892,972
Impairment loss on property and equipment and intangible assets	—	43,671
Impairment loss on digital currencies and other digital assets	—	23,381
Total	**$ 5,281,339**	**$ 8,784,703**

Compensation and related expenses

Compensation and related expenses include salaries, stock-based compensation, health insurance and other benefits.

During the year ended December 31, 2024 and 2023, compensation and related expenses amounted to $2,320,127 and $4,760,180, respectively, a decrease of $2,440,053, or 51.3%. The decrease was attributable to a decrease in stock-based compensation of $1,985,961 and a decrease in other compensation and other related expenses of $454,092 related to a reduction in staff.

Marketing and advertising expenses

During the years ended December 31, 2024 and 2023, marketing and advertising expenses amounted to $128,656 and $388,444, respectively, a decrease of $259,788, or 67.0%, primarily due to an overall decrease in promotions, branding and digital marketing strategies and social media ads.

Professional and consulting expenses

During the years ended December 31, 2024 and 2023, we reported professional and consulting expenses of $1,031,898 and $1,324,640, respectively, a decrease of $292,742, or 22.1%. The decrease is attributable to a decrease in consulting fees of $96,202, which includes a decrease in stock-based consulting fees of $144,818, offset by an increase in other consulting fees of $48,616, a decrease in investor relations fees of $224,026, a decrease in legal fees of $27,195, and a decrease in other professional fees of $43,970, offset by an increase in accounting fees of $98,651.

Research and development costs

During the years ended December 31, 2024 and 2023, we incurred $857,668 and $1,351,415 in research and development costs, a decrease of $493,747, or 36.5%. Research and development costs were incurred in connection with our Metaverse software development project, including the development of Habytat which is in the preliminary stage. During the year ended December 31, 2024, we ceased development of our Metaverse software.

General and administrative expenses

During the years ended December 31, 2024 and 2023, general and administrative expenses amounted to $942,990 and $892,972, an increase of $50,018, or 5.6%. The increases are primarily attributable to an increase in computer and internet expenses of approximately $54,000.

Impairment loss on property and equipment and intangible assets

During the year ended December 31, 2023, we wrote off the balance of property and equipment held by MetaBizz since the property and equipment was abandoned and no longer being used by the Company as of December 31, 2023. Accordingly, we recognized an impairment loss on property and equipment of $43,671. We did not recognize any impairment loss on property and equipment during the year ended December 31, 2024.

Impairment loss on digital currencies and other digital assets

During the year ended December 31, 2024 and 2023, operating expenses included an impairment charge related to the write down of digital assets of $0 and $23,381, respectively.

Loss from Operations

During the year ended December 31, 2024, loss from operation amounted to $5,280,903 as compared to $8,784,031 during the year ended December 31, 2023, a decrease of $3,503,128, or 39.9%.

Other Income (Expense)

Other income (expenses) primarily consisted of interest income, gain on initial consolidation of variable interest entities, a forerign curreny exchange loss, a gain on deconsolidation of variable interest entities, and realized gains on short-term investments. During the years ended December 31, 2024 and 2023, we reported other income, net of $255,896 and $379,061, respectively.

During the year ended December 31, 2024, other income, net primarily consisted of interest income of $268,754, a gain on deconsolidation of variable interest entities of $107, and a foreign currency exchange loss of $12,965. During the year ended December 31, 2023, other income, net primarily consisted of interest income of $384,098, a gain on initial consolidation of variable interest entities of $42,737, a foreign currency exchange loss of $102, and a realized loss on short-term investments of $47,672.

Net Loss and Net Loss Attributable Common Shareholders

Due to the foregoing reasons, during the years ended December 31, 2024 and 2023, our net loss was $5,025,007 and $8,404,970, respectively, a decrease of $3,379,963, or 40.2%. During the year ended December 31, 2024 and 2023, we adjusted net loss for the net loss of subsidiary attributable to noncontrolling interest by $785,847 and $0, respectively Accordingly, during the years ended December 31, 2024 and 2023, our net loss attributable to common shareholders was $4,239,160, or $(1.43) per common share (basic and diluted) and $8,404,970, or $(4.14) per common share (basic and diluted), respectively, a decrease of $4,165,810, or 49.6%.

Liquidity, Capital Resources and Plan of Operations

As of December 31, 2024, we had cash and cash equivalents of $1,196,699 and short-term investments of $2,952,512. Short-term investments include U.S. Treasury bills that are all highly rated and have initial maturities between four and twelve months.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. As of December 31, 2024, we had cash and cash equivalents of $1,196,699, short-term investments of $2,952,512, and working capital of $3,657,711. Short-term investments include U.S. Treasury zero coupon bills that are all highly rated and have initial maturities between four and twelve months. Additionally, on January 8, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional investors pursuant to which the Company agreed to sell to such investors 1,200,000 shares of common stock of the Company at a purchase price of $4.25 per share of Common Stock (the "Offering"). The closing of the sales of these securities under the Purchase Agreement took place on January 9, 2025 and we received net proceeds of $4,537,000. Net cash used in operations was $4,388,385 for the year ended December 31, 2024. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to corporate overhead, research and development, and costs of being a public company. We believe that our existing working capital and cash on hand will provide sufficient cash to enable the Company to meet its operating needs and debt requirements for the next twelve months from the issuance date of this report.

Our primary uses of cash have been for research and development, compensation and related expenses, fees paid to third parties for professional services, marketing and advertising expenses, and general and administrative expenses. All funds received have been expended in the furtherance of growing the business. We received funds from the sale of our common stock, sale of common stock in our subsidiary, RPM Interactive, and the exercise of warrants. The following trends are reasonably likely to result in changes in our liquidity over the near to long term:

- An increase in working capital requirements to finance our current business,

- Cost of research and development,

- Addition of administrative, technical and sales personnel as the business grows, and

- The cost of being a public company.

Cash Flows from Operating Activities

Net cash used in operating activities totaled $4,388,385 and $6,529,277 for the years ended December 31, 2024 and 2023, respectively, a decrease of $2,140,892.

Net cash flow used in operating activities for the year ended December 31, 2024 primarily reflected a net loss of $5,025,007, adjusted for the add-back (reduction) of non-cash items consisting of depreciation and amortization of $23,129, amortization of right of use assets of $73,977, accretion of stock-based stock option and common stock expense of $123,300, a non-cash gain from deconsolidation of variable interest entities of $(107), foreign currency exchange loss of $12,965, and non-cash research and development expense of $166,667, offset by changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses of $9,649, an increase in accounts payable and accrued expenses of $307,568, and a decrease in operating lease liabilities of $83,674.

Net cash flow used in operating activities for the year ended December 31, 2023 primarily reflected a net loss of $8,404,970 adjusted for the add-back (reduction) of non-cash items consisting of depreciation and amortization of $28,943, amortization of right of use assets of $60,549, accretion of stock-based stock option and common stock expense of $2,254,079, a non-cash gain from initial consolidation of variable interest entities of $(42,737), impairment loss on digital assets of $23,381, impairment of property and equipment of $43,671, and net realized gain on short-term investments of $327,145, offset by changes in operating assets and liabilities primarily consisting of a decrease in prepaid expenses of $5,797, a decrease in accounts payable and accrued expenses of $103,741, and a decrease in operating lease liabilities of $67,339.

Cash Flows from Investing Activities

Net cash provided by investing activities amounted to $2,236,751 and $6,160,932 for the years ended December 31, 2024 and 2023, respectively, a decrease of $3,924,181.

During the years ended December 31, 2024, we purchased short-term investments of $10,767,288 and received gross proceeds from the sale of short-term investments of $13,004,039.

During the years ended December 31, 2023, we purchased short-term investments of $8,599,121 and received gross proceeds from the sale of short-term investments of $14,745,000. Additionally, we received $64,538 in cash upon initial consolidation of variable interest entities and purchased property and equipment amounting to $49,485.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities totaled $2,394,971 and $(398,284) for the years ended December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024, we received $559,251 from the sale of common stock, net, received $974,198 from the sale of subsidiary common stock, net, and received $861,522 from the sale of pre-funded warrants.

During the year ended December 31, 2023, we repaid related party advances of $1,315, we used cash of $397,969 to purchase 66,945 treasury stock at an average price of $5.94 per share, and we received $1,000 from the sale of Series B preferred stock.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements are contained in pages F-1 through F-29, which appear at the end of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls

Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K, have concluded that our disclosure controls and procedures were not effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2024, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework — 2013. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective because it identified a material weakness. A material weakness is a significant deficiency or a combination of significant deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, management concluded that the ineffectiveness of our internal controls over financial reporting was due to the following material weaknesses:

- We lack segregation of duties within accounting functions duties as a result of our limited financial resources to support hiring of personnel.

- The lack of multiples levels of management review on complex business, accounting and financial reporting issues.

- We have not implemented adequate system and manual controls.

While we used the services of a third-party accountant to provide accounting and financial reporting services to us, we lack both an adequate number of personnel with requisite expertise in the key functional areas of finance and accounting and an adequate number of personnel to properly implement internal control over financial reporting. These factors represent material weaknesses in our internal control over financial reporting. Although we believe the possibility of errors in our financial statements is remote and expect to continue to use a third-party accountant to address shortfalls in staffing and to assist us with accounting and financial reporting responsibilities in an effort to mitigate the lack of segregation of duties, until such time as we expand our staff with qualified personnel, we expect to continue to report material weaknesses in our internal control over financial reporting.

Attestation Report of our Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During our last fiscal quarter ended December 31, 2024, none of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the name, age and positions of our executive officers and directors.

NAME	AGE	POSITION
Darin Myman	60	Chief Executive Officer and Chairman
Peter Shelus	41	Chief Technology Officer and Director
Brett Blumberg	46	Chief Financial Officer
Wayne Linsley	68	Director
Joseph Nelson	41	Director
Carly Luogameno	36	Director

The business background and certain other information about our directors and executive officers is set forth below.

Darin Myman — *Chief Executive Officer and Director*

Darin Myman has served as Chief Executive Officer and Chairman of the board of directors since January 2015. Previously, Mr. Myman served as co-founder and Chief Executive Officer of Wally World Media, Inc., (OTC:WLYW). He also has served as the Chief Executive Officer and a member of PeopleString's board of directors since PeopleString's inception. Mr. Myman developed extensive Internet skills through a variety of positions. He has executive management and founder experience having served as a co-founder and Chief Executive Officer of BigString Corporation, a publicly traded company, since October 2005. He also has corporate governance and board experience having served as a member of BigString's board of directors since BigString's inception. Prior to BigString, Mr. Myman was a co-founder and Chief Executive Officer of LiveInsurance.com, the first online insurance broker that pioneered the electronic storefront for large national insurance agencies. Prior to co-founding LiveInsurance.com, he served as a Vice President of the online brokerage services unit of Westminster Securities Corporation. We believe that Mr. Myman is qualified to serve as a member of our board of directors because of his background in business and experience in senior leadership and as a board member of public companies.

Peter Shelus — *Chief Technology Officer and Director*

Peter Shelus is a co-founder of DatChat and has served as our Chief Technology Officer since January 2016 and a member of our board of directors since December 2022. Mr. Shelus has over 10 years of ephemeral messaging and mobile video development experience. Mr. Shelus has been at the forefront of the secure messaging industry, having served as a lead engineer for one of the first ephemeral messaging platforms, "BigString," where he helped develop the patented technology that became a cornerstone of self-destructing messaging. Mr. Shelus holds Bachelor of Science degree in computer science from Rutgers University. We believe that Mr. Shelus is qualified to serve as a member of our board of directors because of his experience in the secure messaging industry and background in technology engineering and development.

Brett Blumberg — *Chief Financial Officer*

Brett Blumberg has served as our Chief Financial Officer since February 2022. Mr. Blumberg has extensive experience in finance and accounting. He is a certified public accountant and has been a partner of the public accounting firm Jubran, Shorr & Company since 2015. Mr. Blumberg was a senior accountant at CohnReznick, LLP from 2013 to 2014. Prior to obtaining his CPA license Mr. Blumberg was a private banker at Wells Fargo and owned and operated a Mortgage Brokerage/Banking Company, Canyon Financial Group, LLC from 2006 to 2012. He previously worked in recruitment and talent acquisition for accounting and finance firms from 2000 to 2006. Mr. Blumberg holds a Bachelor of Art degree in economics and psychology from SUNY Binghamton University.

Wayne D. Linsley — *Director*

Wayne D. Linsley has served as a member of the board of directors since August 2021. Mr. Linsley has over 40 years of experience in business management. Since April 2020, Mr. Linsley has served as a member of the board of directors of Hoth Therapeutics, Inc. (NASDAQ: HOTH), a clinical-stage biopharmaceutical company and since January 2020, he has served as a member of the board of directors of Silo Pharma, Inc. (NASDAQ: SILO) a biopharmaceutical company focused on merging traditional therapeutics with psychedelic research. From 2014 to September 2021, Mr. Linsley served as the Vice President of Operations at CFO Oncall, Inc., a company that provides financial reporting and controller services on an outsourced basis and previously, from 2012 to 2014, Mr. Linsley worked at CFO Oncall, Inc. as an independent contractor. Mr. Linsley holds Bachelor of Science degree in Business Administration from Siena College.

Joseph Nelson — *Director*

Joseph Nelson has served as a member of our board of directors since August 2021. Since April 2022, Mr. Nelson has served as Chief Financial Officer of Delta Corp Holdings Limited, a global, asset-light, fully integrated company engaged in transportation/logistic services, asset management and servicing the maritime industry supply chain. From December 2017 to March 2022, Mr. Nelson served as the Head of Investor Relations for GasLog Ltd., and GasLog Partners LP, a leading international owner, operator and manager of liquefied natural gas carriers providing support to many of the world's largest energy companies. From November 2014 to November 2017, Mr. Nelson served as an Equity Research Analyst at Credit Suisse. Mr. Nelson holds a Master of Business Administration degree from New York University's Stern School of Business; a Bachelor of Science degree in chemistry and a Bachelor of Art degree in philosophy from the Stevens Institute of Technology. We believe that Mr. Nelson is qualified to serve as a member of our board of directors because of his experience in investor relations and background in business and finance.

Carly Luogameno — *Director*

Carly Luogameno has served as a member of our board of directors since August 2021. Since May 2011, Mrs. Luogameno has worked as a digital consultant at ShmeeLive. From May 2018 to June 2020, Mrs. Luogameno served as a digital director for Lust For Life, LLC, a subsidiary of Renewable Energy & Power, Inc. (OTCQB: RBNW). From August 2013 to September 2015, Mrs. Luogameno served as the Marketing Director for Jerrick Media, (OTC: JMDA, now Creatd, OTC:VOCL). Mrs. Luogameno has in-depth experience in ecommerce and digital industries with specializations in digital marketing campaign development, content marketing strategy, SEO and paid media management. Her digital marketing background is rooted in inbound marketing strategies and her approach focuses on listening to user needs and communicating to them via high quality content in order to attract return visitors and engagements. Mrs. Luogameno specializes in working with start-up companies, across the technology, healthcare and fashion industries. Mrs. Luogameno holds Bachelor of Art degree in arts, entertainment & media management from Columbia College Chicago.

Family Relationships

There are no family relationships among any of our executive officers and directors.

Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee.   The audit committee is appointed by the board to assist the board in its duty to oversee the Company's accounting, financial reporting and internal control functions and the audit of the Company's financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the

Company's accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company's independent auditor, including the independent auditor's independence, the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements.

Our audit committee consists of Wayne D. Linsley, Carly Luogameno and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has affirmatively determined that each meet the definition of "independent director" under the rules of The Nasdaq Capital Market, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of Nasdaq rules. In addition, our board of directors has determined that Wayne D. Linsley qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors adopted a written charter for the audit committee, which is available on our principal corporate website at *www.datchat.com*.

Compensation Committee. The compensation committee is responsible for reviewing and recommending, among other things:

- the adequacy and form of compensation of the board;

- the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis;

- the compensation of other senior management upon hiring and on an annual basis; and

- the Company's incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Our compensation committee will consists of Wayne D. Linsley, Carly Luogameno and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has adopted a written charter for the compensation committee, which is available on our principal corporate website at *www.datchat.com*.

Nominating and Corporate Governance Committee. We do not have a designated nominating and corporate governance committee. Our independent directors, acting as a group, are responsible for:

Our nominating and corporate governance committee is responsible for, among other things:

- developing criteria for membership on the board of directors and committees;

- identifying individuals qualified to become members of the board of directors;

- recommending persons to be nominated for election as directors and to each committee of the board of directors;

- annually reviewing our corporate governance guidelines; and

- monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Our nominating and corporate governance committee consists of Wayne D. Linsley, Carly Luogameno and Joseph Nelson, with Mr. Linsley serving as chair. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at *www.datchat.com*.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and/or any other disposition of the Company's securities and material non-public information that is reasonable designed to promote compliance with insider trading laws, rules, regulations and applicable Nasdaq standards. Our insider trading policy applies to the Company's directors, officers, employees of the Company and any other persons, such as consultants, contractors, temporary staff, family members, and controlled entities who have access to material nonpublic information or are designated by the Company as subject to such policy. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Code of Business and Ethics Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code posted on our website, *www.datchat.com*. In addition, we intend to post on our website all disclosures that are required by law or rules concerning any amendments to, or waivers from, any provision of the code.

Anti-hedging

We do not currently have a policy prohibiting employees, officers, or directors from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities.

Changes in Nominating Procedures

None.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the year ended December 31, 2024 and 2023, the compensation awarded to, paid to, or earned by, our Chief Executive Officer and two other most highly compensated executive officers, whose total compensation during such years exceeded $100,000. We refer to these officers as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darin Myman	2024	$450,000	$300,000	$ —	$ —	$ —	$ —	$ —	$ 750,000
Chief Executive Officer	2023	$450,000	$300,000	$ —	$ —	$ —	$ —	$ —	$ 750,000
Brett Blumberg	2024	$ 60,000	—	—	$ —	—	$ —	—	$ 60,000
Chief Financial Officer	2023	$ 60,000	—	—	$ —	—	$ —	—	$ 75,543
Peter Shelus	2024	$275,000	$ —	$ —	$ —	$ —	$ —	$ —	$ 275,000
Chief Technology Officer	2023	$275,000	$ —	$ —	$ —	$ —	$ —	$ —	$ 275,000

(1) As required by SEC rules, the amounts in this column reflect the grant date or modification date fair value as required by FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts is contained in the notes to our financial statements under "Shareholders' Deficit".

Outstanding Equity Awards at December 31, 2024

The following table provides information regarding option awards held by each of our named executive officers that were outstanding as of December 31, 2024.

	STOCK AWARDS								
Name	Number of Securities Underlying Unexercised options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
Darin Myman	25,000	—	—	350.00	9/28/2026	—	—	—	—
Brett Blumberg	5,000	—	—	15.00	9/06/2028	—	—	—	—

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board of Directors and received compensation for such service during the fiscal year ended December 31, 2024. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board of Directors in 2024.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Joseph Nelson	36,000	0	0	0	0	0	36,000
Carly Luogameno . . .	36,000	0	0	0	0	0	36,000
Wayne Linsley.	60,000	0	0	0	0	0	60,000

(1) As required by SEC rules, the amounts in this column reflect the grant date or modification date fair value as required by FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts is contained in the notes to our financial statements under "Shareholders' Deficit".

Equity Award Grant Timing

We do not have a written policy in place regarding the timing of the grant and issuance of stock options in relation to the release of material non-public information. Historically, we have granted stock option awards on an annual basis and as may otherwise be deemed appropriate by our Board or compensation committee from time to time based on the facts and circumstances, as applicable. We have not intentionally timed the grant of stock options in anticipation of the release of material nonpublic information, nor have we intentionally timed the release of material nonpublic information based on stock option grant dates. During fiscal year 2024, we did not grant stock options (or similar awards) to any of our named executive officers during the period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Employment Agreements

On August 27, 2021, we entered into an agreement (the "Employment Agreement") with Darin Myman effective as of August 15, 2021 pursuant to which Mr. Myman's (i) base salary will increase to $450,000 per year, and (ii) Mr. Myman shall be entitled to receive an annual bonus in an amount up to $350,000, which annual bonus may be increased by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), in its sole discretion, upon the achievement of additional criteria established by the Compensation Committee from time to time (the "Annual Bonus"). The term of the Employment Agreement will continue for a period of one year from the effective date and automatically renews for successive one year periods at the end of each term until either party delivers written notice of their intent not to review at least six (6) months prior to the expiration of the applicable term. In addition, pursuant to the Employment Agreement, upon termination of Mr. Myman's employment for death or Total Disability (as defined in the Employment Agreement), in addition to any accrued but unpaid compensation and vacation pay through the date of his termination and any other benefits accrued to him under any Benefit Plans (as defined in the Employment Agreement) outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such termination date (collectively, the "Payments"), Mr. Myman shall be entitled to the following severance benefits: (i) 24 months of his then base salary; (ii) if Mr. Myman elects continuation coverage for group health coverage pursuant to COBRA Rights (as defined in the Employment Agreement), then for a period of 24 months following Mr. Myman's termination he will be obligated to pay only the portion of the full COBRA Rights cost of the coverage equal to an active employee's share of premiums (if any) for coverage for the respective plan year; and (iii) payment on a pro-rated basis of any Annual Bonus or other payments earned in connection with any bonus plan to which Mr. Myman was a participant as of the date of his termination (together with the Payments, the "Severance"). Furthermore, pursuant to the Employment Agreement, upon Mr. Myman's termination (i) at his option (A) upon 90 days prior written notice to the Company or (B) for Good Reason (as defined in the Employment Agreement), (ii) termination by the Company without Cause (as defined in the Employment Agreement) or (iii) termination of Mr. Myman's employment within 40 days of the consummation of a Change in Control Transaction (as defined in the

Employment Agreement), Mr. Myman shall receive the Severance; provided, however, Mr. Myman shall be entitled to a pro-rated Annual Bonus of at least $200,000. In addition, any equity grants issued to Mr. Myman shall immediately vest upon termination of Mr. Myman's employment by him for Good Reason or by the Company at its option upon 90 days prior written notice to Mr. Myman, without Cause.

Brett Blumberg Employment Agreement

On February 15, 2022, we entered into an employment agreement with Brett Blumberg effective as of February 15, 2022 pursuant to which Mr. Blumberg will serve as Chief Financial Officer of the Company (the "Blumberg Employment Agreement"). The term of the Blumberg Employment Agreement will continue for a period of one year from the Effective Date and automatically renews for successive one year periods at the end of each term until either party delivers written notice of their intent not to review at least 30 days prior to the applicable renewal date. Pursuant to the terms of the Blumberg Employment Agreement, Mr. Blumberg (i) shall receive an annual base salary of $60,000 (effective as of February 15, 2022), (ii) shall be entitled to earn a bonus, subject to the sole discretion of the Company's Board and (iii) shall be eligible to receive awards pursuant to the Company's equity incentive plans, subject to the sole discretion of the Company's compensation committee. Mr. Blumberg is also entitled to participate in any and all Employee Benefit Plans (as defined in the Blumberg Employment Agreement), from time to time, that are then in effect along with vacation, sick and holiday pay in accordance with the Company's policies established and in effect from time to time. The Blumberg Employment Agreement may be terminated by either the Company or Mr. Blumberg at any time and for any reason upon 10 days prior written notice. Upon termination of the Blumberg Employment Agreement, Mr. Blumberg shall be entitled to (i) any equity award that has vested prior to the termination date, (ii) reimbursement of expenses incurred on or prior to such termination date and (iii) such employee benefits to which Mr. Blumberg may be entitled as of the termination date (collectively, the "Accrued Amounts"). The Blumberg Employment Agreement shall also terminate upon Mr. Blumberg's death or the Company may terminate Mr. Blumberg's employment upon his Disability (as defined in the Blumberg Employment Agreement). Upon the termination of Mr. Blumberg's employment for death or Disability, Mr. Blumberg shall be entitled to receive the Accrued Amounts. The Blumberg Employment Agreement also contains covenants prohibiting Mr. Blumberg from disclosing confidential information with respect to the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of shares of our common stock as of March 26, 2025 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

Name[1]	Shares	Percentage[2]
Darin Myman[3]	200,000	4.65%
Peter Shelus	100,000	2.34%
Brett Blumberg[4]	5,000	*%
Wayne D. Linsley[5]	7,500	*%
Joseph Nelson[5]	7,500	*%
Carly Luogameno[5]	7,500	*%
All Director, Director Nominees, Named Executive Officers and Named Executive Officer Nominees as a group (6 persons)	327,500	7.64%

---

*   Represents beneficial ownership of less than 1%.

(1)   The address of each holder listed below, except as otherwise indicated, is 204 Neilson Street, New Brunswick, New Jersey 08901.

(2)   The calculation in this column is based upon 4,276,274 shares of common stock outstanding on March 24, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or convertible within 60 days of March 26, 2025 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) Includes 25,000 vested stock options.
(4) Includes 5,000 vested stock options.
(5) Includes 7,500 vested stock options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holder	114,570	$ 126.92	485,430
Equity compensation plans not approved by security holder . .	—	—	—
Total	**114,570**	**$ 126.92**	**485,430**

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following includes a summary of transactions during our fiscal years ended December 31, 2024 and 2023 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this Annual Report on Form 10-K. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under "executive compensation," since January 1, 2019, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2024 and 2023, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

On January 10, 2024, VR Interactive LLC ("VR Interactive"), a company 45% owned by Darin Myman, the Company's CEO and 3.75% owned by Peter Shelus, the Company's chief technology officer and director, purchased 8,000,000 shares of RPM Interactive from the Metabizz shareholders for cash amounting to $120,000. Mr. Myman is a partner in VR Interactive. Upon purchase of the shares, VR Interactive, a related party, became a 25% non-controlling interest in RPM Interactive.].

Related Persons Transaction Policy

We have adopted a formal policy regarding approval of transactions with related parties. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;

- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Independence of the Board of Directors

Our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that Wayne D. Linsley, Carly Luogameno and Joseph Nelson are each an "independent director," as defined under Nasdaq rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by Salberg & Company, P.A. for the year ended December 31, 2024, and 2023:

	2024	2023
Audit Fees	$ 91,200	$ 78,600
Audit Related Fees	$ 10,900	$ —
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$ 102,100	$ 78,600

Audit Fees: Audit fees consist of fees billed for the professional services rendered to us for the audit of our annual consolidated financial statements for the years ended December 31, 2024 and 2023, reviews of the quarterly financial statements during the periods, the issuance of consent and comfort letters in connection with registration statement filings, and all other services that are normally provided by the accounting firm in connection with statutory and regulatory filings and engagements.

2024 and 2023 audit fees include approximately $91,200 and $78,600, respectively, in Salberg & Company, P.A. fees in connection with the audits and quarterly reviews for the year ended December 31, 2023.

Audit-Related Fees: Fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit of the financial statements.

Tax Fees: Fees for professional services rendered for tax compliance, tax advice, and tax planning.

All Other Fees: All other fees billed by the auditor for products and services not included in the foregoing categories.

Pre-Approval Policies and Procedures

In accordance with Sarbanes-Oxley, our audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by our independent registered public accounting firm, including the review and approval in advance of our independent registered public accounting firm's annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members. In the fiscal years ended December 31, 2024 and 2023 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements:

The consolidated financial statements required by this Item are included beginning at page F-1.

(1) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the consolidated financial statements or the notes thereto.

(b)   Exhibits

The following documents are included as exhibits to this report.

Exhibit Number	Title of Document
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Form S-1 filed on July 2, 2021)
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Form S-1/A filed on August 9, 2021)
3.3	Amendment No.1 to Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on October 26, 2022)
3.4	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3.3 to the Company's Form S-1/A filed on August 9, 2021)
3.5	Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 7, 2023)
3.6	Certificate of Amendment to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.4 to the Company's Form S-1/A filed on August 9, 2021)
3.7	Certificate of Change to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.5 to the Company's Form S-1/A filed on August 9 2021)
3.8	Certificate of Change to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 19, 2023)
3.9	Certificate of Correction to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed on November 13, 2023)
3.10	Certificate of Change to Amended and Restated Articles of Incorporation (Incorporated by reference to the Company's Current Report on Form 8-K filed on December 28, 2023)
4.1	Form of Series A Warrant Agent Agreement including Form of Series A Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Form S-1/A filed on August 9, 2021)
4.2	Form of Representative's Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Form S-1/A filed on August 9, 2021)
4.3	Form of Stock Certificate (Incorporated by reference to Exhibit 4.3 to the Company's Form S-1/A filed on August 9, 2021)
4.4	2021 Equity Incentive Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A filed on August 9, 2021)
4.5	Amended and Restated 2021 Omnibus Equity Incentive Plan (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on November 13, 2023)
4.6	Underwriting Agreement dated January 16, 2024 between DatChat, Inc. and EF Hutton LLC (Incorporated by reference to Exhibit 1.1 to the Company's Form 8-K filed on January 19, 2024)
4.7	Form of Pre-Funded Warrant (included as Exhibit A to Exhibit 1.1) (Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on January 19, 2024)
4.8*	Description of Registrant's Securities
10.1+	Employment Agreement between the Company and Brett Blumberg (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 16, 2022)
10.2	Form of Subscription and Investment Representation Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 7, 2023)
19.1*	DatChat Inc. Insider Trading Policy
21.1	Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Company's Form 10-K filed on March 29, 2024)
23.1*	Consent of Salberg & Company, P.A.
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Title of Document
97.1	DatChat, Inc. Clawback Policy (Incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed on March 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File – the cover page of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024 is formatted in Inline XBRL

* Filed herewith.

\+ Indicates a management contract or any compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 28th day of March, 2025.


DATCHAT, INC.

/s/ Darin Myman
Darin Myman
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Brett Blumberg
Brett Blumberg
Chief Financial Officer
(Principal Financial and Accounting Officer)


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Darin Myman, as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darin Myman Darin Myman	Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2025
/s/ Brett Blumberg Brett Blumberg	Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2025
/s/ Peter Shelus Peter Shelus	Chief Technology Officer and Director	March 28, 2025
/s/ Wayne D. Linsley Wayne D. Linsley	Director	March 28, 2025
/s/ Joseph Nelson Joseph Nelson	Director	March 28, 2025
/s/ Carly Luogameno Carly Luogameno	Director	March 28, 2025

DATCHAT, INC. AND SUBSIDIARIES AND CONSOLIDATED ENTITIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

CONTENTS



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
DatChat, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of DatChat, Inc. and subsidiaries and consolidated entities (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Accounting Treatment of Non-Controlling Interests

As described in footnote 2 to the consolidated financial statements, the Company entered into several transactions in 2024 that involved the equity of its subsidiary RPM Interactive, Inc. (the "subsidiary") which created interests in the subsidiary to be accounted for as non-controlling interests. Additionally, to properly allocate the net loss of the subsidiary to non-controlling interests, management had to allocate certain shared expenses from the parent entity to the subsidiary. The determination of the date to initially start accounting for non-controlling interests and the dates and method to record additional initial non-controlling interests, and the method and accuracy of the allocation of shared expenses involved management's analysis, judgments and estimates which were complex and subjective.

We identified the above determinations as a critical audit matter. Auditing management's analysis, judgments and estimates regarding the above determinations was especially challenging.

The primary procedures we performed to address this critical audit matter included (a) reviewed authoritative and interpretive literature about non-controlling interests, (b) audited management's analysis as to when to start, when to update, and how to record initial non-controlling interests, (c) assessed the reasonableness of the shared expenses allocation method selected by management and (d) audited the mathematical accuracy of the allocation of the shared expenses. We agreed with management's conclusions.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
March 28, 2025

DATCHAT, INC. AND SUBSIDIARIES AND CONSOLIDATED ENTITIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,196,699	$ 953,362
Short-term investments, at fair value	2,952,512	5,236,781
Accounts receivable	207	183
Prepaid expenses	138,604	185,675
Total Current Assets	4,288,022	6,376,001
N0N-CURRENT ASSETS:		
Property and equipment, net	33,436	56,565
Internal-use software	1,050,000	—
Operating lease right-of-use asset, net	—	73,977
Total Non-current Assets	1,083,436	130,542
Total Assets	$ 5,371,458	$ 6,506,543
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 630,223	$ 322,762
Operating lease liability	—	83,674
Contract liabilities	88	118
Total Current Liabilities	630,311	406,554
Total Liabilities	630,311	406,554
Commitments and Contingencies (Note 8)		
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.0001 par value; 20,000,000 shares authorized)		
Series A Preferred stock ($0.0001 Par Value; 1 Share designated; none issued and outstanding on December 31, 2024 and 2023)	—	—
Series B Preferred stock ($0.0001 Par Value; 2,000,000 Share designated; 2,000,000 issued and outstanding on December 31, 2024 and 2023)	200	200
Common stock ($0.0001 par value; 180,000,000 shares authorized; 3,076,274 and 2,103,321 shares issued and 3,009,329 and 2,036,376 shares outstanding on December 31, 2024 and 2023, respectively)	308	210
Common stock to be issued (139 shares on December 31, 2024 and 2023)	—	—
Additional paid-in capital	59,649,645	54,597,083
Treasury stock, at cost (66,945 shares on December 31, 2024 and 2023)	(397,969)	(397,969)
Accumulated other comprehensive gain	—	34,553
Accumulated deficit	(52,373,248)	(48,134,088)
Total DatChat, Inc. Stockholders' Equity	6,878,936	6,099,989
Noncontrolling interest	(2,137,789)	—
Total Stockholders' Equity	4,741,147	6,099,989
Total Liabilities and Stockholders' Equity	$ 5,371,458	$ 6,506,543

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES AND CONSOLIDATED ENTITIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,	
	2024	2023
NET REVENUES	$ 436	$ 672
OPERATING EXPENSES:		
Compensation and related expenses	2,320,127	4,760,180
Marketing and advertising expenses	128,656	388,444
Professional and consulting expenses	1,031,898	1,324,640
Research and development expense	857,668	1,351,415
General and administrative expenses	942,990	892,972
Impairment loss on property and equipment	—	43,671
Impairment loss on digital currencies and other digital assets	—	23,381
Total operating expenses	5,281,339	8,784,703
LOSS FROM OPERATIONS	(5,280,903)	(8,784,031)
OTHER INCOME (EXPENSES):		
Interest income, net	268,754	384,098
Gain on initial consolidation of variable interest entities	—	42,737
Gain on deconsolidation of variable interest entities	107	—
Foreign currency exchange loss	(12,965)	(102)
Realized loss on short-term investments	—	(47,672)
Total other income (expenses), net	255,896	379,061
NET LOSS	(5,025,007)	(8,404,970)
Net loss of subsidiary attributable to noncontrolling interest	785,847	—
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$ (4,239,160)	$ (8,404,970)
COMPREHENSIVE LOSS:		
Net loss	$ (5,025,007)	$ (8,404,970)
Other comprehensive (loss) gain:		
Unrealized gain on short-term investments	—	47,518
Unrealized foreign currency translation gain (loss)	12,965	(12,965)
Comprehensive loss	$ (5,012,042)	$ (8,370,417)
NET LOSS PER COMMON SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS:		
Basic and diluted	$ (1.43)	$ (4.14)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic and diluted	2,958,821	2,028,584

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES AND CONSOLIDATED ENTITIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series B Preferred Stock Shares	Amount	Common Stock Shares	Amount	Common Stock to be Issued Shares	Amount	Additional Paid-in Capital	Treasury Stock Shares	Amount	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Noncontrolling Interest	Total Stockholders' Equity
Balance, December 31, 2022	—	$ —	2,059,717	$ 206	139	$ —	$ 52,285,488	—	$ —	$ —	$ (39,729,118)	$ —	$ 12,556,576
Accretion of stock based compensation in connection with stock option grants	—	—	—	—	—	—	2,002,777	—	—	—	—	—	2,002,777
Accretion of stock-based professional fees in connection with stock option grants and shares	—	—	—	—	—	—	108,022	—	—	—	—	—	108,022
Issuance of common stock for professional services	—	—	34,102	3	—	—	199,997	—	—	—	—	—	200,000
Purchase of treasury stock	—	—	—	—	—	—	—	66,945	(397,969)	—	—	—	(397,969)
Accumulated other comprehensive gain	—	—	—	—	—	—	—	—	—	34,553	—	—	34,553
Sale of Series B preferred stock	2,000,000	200	—	—	—	—	800	—	—	—	—	—	1,000
Rounding for reverse split	—	—	9,502	1	—	—	(1)	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	—	—	—	(8,404,970)	—	(8,404,970)
Balance, December 31, 2023	2,000,000	200	2,103,321	210	139	—	54,597,083	66,945	(397,969)	34,553	(48,134,088)	—	6,099,989
Accretion of stock based compensation in connection with stock option grants	—	—	—	—	—	—	16,816	—	—	—	—	—	16,816
Accretion of stock-based professional fees in connection with stock option grants	—	—	—	—	—	—	49,764	—	—	—	—	—	49,764
Issuance of common shares in subsidiary for services	—	—	—	—	—	—	22,500	—	—	—	—	—	22,500
Issuance of common shares in subsidiary for cash	—	—	—	—	—	—	974,198	—	—	—	—	—	974,198
Issuance of common stock for cash, net of allocated offering costs of $149,248	—	—	382,972	39	—	—	559,212	—	—	—	—	—	559,251
Sale of pre-funded warrants, net of allocated offering costs of $229,918	—	—	—	—	—	—	861,522	—	—	—	—	—	861,522
Cashless exercise of pre-funded warrants	—	—	589,981	59	—	—	(59)	—	—	—	—	—	—
Issuance of subsidiary common stock for asset acquisition	—	—	—	—	—	—	1,050,000	—	—	—	—	—	1,050,000
Initial recording and changes in noncontrolling interest from RPM Interactive ownership changes	—	—	—	—	—	—	1,518,609	—	—	—	—	(1,351,942)	166,667
Accumulated other comprehensive loss	—	—	—	—	—	—	—	—	—	(34,553)	—	—	(34,553)
Net loss for the period	—	—	—	—	—	—	—	—	—	—	(4,239,160)	(785,847)	(5,025,007)
Balance, December 31, 2024	2,000,000	$ 200	3,076,274	$ 308	139	$ —	$ 59,649,645	66,945	$ (397,969)	$ —	$ (52,373,248)	$ (2,137,789)	$ 4,741,147

See accompanying notes to consolidated financial statements.

DATCHAT, INC. AND SUBSIDIARIES AND CONSOLIDATED ENTITIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,025,007)	$ (8,404,970)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	23,129	28,943
Amortization of right of use asset	73,977	60,549
Stock-based compensation	16,816	2,002,777
Stock-based professional fees	106,484	251,302
Stock-based professional fees – Dragon Interactive	22,500	—
Gain from initial consolidation of variable interest entities	—	(42,737)
Gain on deconsolidation of variable interest entities	(107)	—
Foreign currency exchange loss	12,965	102
Non-cash research and development expense	166,667	—
Impairment loss on property and equipment	—	43,671
Impairment loss on digital currencies and other digital assets	—	23,381
Accrued interest included in short-term investments	—	(374,817)
Unrealized loss on short-term investments	—	47,672
Changes in operating assets and liabilities:		
Accounts receivable	(24)	201
Prepaid expenses	(9,649)	5,797
Accounts payable and accrued expenses	307,568	(103,741)
Contract liabilities	(30)	(68)
Operating lease liability	(83,674)	(67,339)
NET CASH USED IN OPERATING ACTIVITIES	(4,388,385)	(6,529,277)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of short-term investments	13,004,039	14,745,000
Purchase of short-term investments, net	(10,767,288)	(8,599,121)
Purchase of property and equipment	—	(49,485)
Increase in cash from consolidation of variable interest entities	—	64,538
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,236,751	6,160,932
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of related party advances	—	(1,315)
Proceeds from sale of Series B preferred stock	—	1,000
Proceeds from sale of common stock, net	559,251	—
Proceeds from sale of subsidiary common stock	974,198	—
Proceeds from sale of pre-funded warrants	861,522	—
Purchase of treasury stock	—	(397,969)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,394,971	(398,284)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	243,337	(766,629)
Effect of exchange rate changes on cash	—	(12,965)
CASH AND CASH EQUIVALENTS – beginning of year	953,362	1,732,956
CASH AND CASH EQUIVALENTS – end of year	$ 1,196,699	$ 953,362
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ —	$ —
Income taxes	$ —	$ —
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Initial recording and changes in noncontrolling interest deficit	$ 1,351,942	$ —
Common stock issued for future services	$ —	$ 200,000
Acquisition of intangible assets for common stock of subsidiary	$ 1,050,000	$ —

See accompanying notes to consolidated financial statements.

NOTE 1 — ORGANIZATION

Organization

DatChat, Inc. (the "Company") was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company's corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company is a cybersecurity and social media company that not only focuses on protecting privacy on personal devices but also protects user information after it is shared with others. The Company's flagship product, DatChat Messenger & Private Social Network, is a privacy platform and mobile application that gives users the ability to communicate with the privacy and protection they deserve. Recently, the Company has expanded its business and product offerings to include the development of Myseum, a social network and multi-media storage platform for consumers and enterprises.

On June 16, 2022, the Company formed a majority owned subsidiary, RPM Interactive, Inc. under the name SmarterVerse, Inc., a company incorporated under the laws of the State of Nevada ("RPM Interactive"). On February 14, 2024, RPM Interactive filed a Certificate of Amendment with the State of Nevada to change its name from SmarterVerse, Inc. to Dragon Interactive Corporation. On August 7, 2024, RPM Interactive filed a Certificate of Amendment with the State of Nevada to change its name from Dragon Interactive Corporation to Dragon Interact, Inc. On November 21, 2024, RPM Interactive filed a Certificate of Amendment with the State of Nevada to change its name from Dragon Interact, Inc. to RPM Interactive, Inc.

On February 14, 2023, RPM Interactive entered into a subscription agreement with Metabizz, LLC. In connection with the subscription agreement, RPM Interactive sold Metabizz, LLC 8,000,000 shares of its common stock for $800, which was 40% of the issued and outstanding common shares of RPM Interactive. On October 2, 2023, pursuant to the Stock Purchase Agreement, RPM Interactive issued the Company an additional 12,000,000 shares of its common stock for $500,000.

On January 10, 2024, VR Interactive LLC ("VR Interactive"), a company 45% owned by Darin Myman, the Company's CEO and 3.75% owned by Peter Shelus, the Company's chief technology officer and director, purchased 8,000,000 shares of RPM Interactive from the Metabizz shareholders. Mr. Myman is a partner in VR Interactive. Therefore, VR Interactive, a related party, became a 25% non-controlling interest in RPM Interactive.

On February 14, 2023, based on the Company's analysis, Metabizz, LLC and Metabizz SAS were determined to be variable interest entities (see below). Metabizz, LLC and Metabizz SAS were formed by a group of technology professionals to provide programming services only to RPM Interactive. One of the founders of Metabizz, LLC was the chief technology officer of RPM Interactive. On March 31, 2024, based on the Company's analysis, the Company deconsolidated Metabizz, LLC and Metabizz SAS. During the three months ended March 31, 2024, the Company ceased doing business with Metabizz, LLC and Metabizz SAS and pays technology professionals directly.

On August 27, 2024, the Company entered into an Asset Purchase Agreement with Judaopta LLC, a Delaware limited liability company (the "Seller"), pursuant to which it acquired from Seller (i) certain software (the "RenAI Software"), which consists of an artificial intelligence (AI) tool designed used for media library organization with the ability to tag and rename images for PC and MAC devices using AI with integration to Gemini, OpenAI and Claude and (ii) certain domain names (the "Assets") in consideration for the transfer by the Company of 8,000,000 restricted shares of common stock of RPM Interactive.

On October 29, 2024 (the "Closing Date" and measurement date), RPM Interactive, the Company's subsidiary, entered into and closed on a Share Exchange Agreement (the "Share Exchange Agreement") with (i) RPM Interactive, Inc., a private Florida corporation incorporated on August 23, 2024 ("RPM Florida"); and (ii) the shareholders of RPM Florida. Pursuant to the Share Exchange Agreement, RPM Interactive acquired 100% of the shares of RPM Florida in exchange for 3,500,000 shares of RPM Interactive's common stock. RPM Florida is a web publishing company that leverages generative AI systems to offer consumers entertaining gaming apps and podcasting offerings in the sports, finance, entertainment and politics categories (See Note 5).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

On September 19, 2023, the Company filed a Certificate of Change (the "Certificate of Change") with the Secretary of State of the State of Nevada to effectuate a 1-for-10 reverse stock split (the "Reverse Stock Split") of the Company's issued and outstanding and authorized shares of common stock, par value $0.0001 per share ("Common Stock"). The Reverse Stock Split became effective on September 19, 2023. Proportional adjustments for the Reverse Stock Split were made to the Company's outstanding stock options, warrants and equity incentive plans, and authorized shares. On December 27, 2023, the Company filed a Certificate of Change (the "Certificate of Change") with the Secretary of State of the State of Nevada to increase the number of authorized common stock from 18,000,000 shares to 180,000,000 shares. All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the consolidated financial statements to reflect the Reverse Stock Split.

The Company consolidates its subsidiaries that are wholly-owned and majority owned, and entities that are variable interest entities ("VIE") where the Company is determined to be the primary beneficiary. The Company's consolidated financial statements include the accounts of the parent entity. DatChat, Inc., its wholly-owned subsidiary, DatChat Patents II, LLC, and RPM Interactive, which was a majority-owned subsidiary through August 27, 2024 and became a VIE after August 27, 2024, and VIE entities, Metabizz, LLC and Metabizz SAS through March 31, 2024, at which date the Metabizz VIE entities were deconsolidated. All intercompany accounts and transactions have been eliminated in consolidation.

On March 31, 2024, based on the Company's analysis, the Company deconsolidated Metabizz, LLC and Metabizz SAS. On or prior to March 31, 2024, the Company ceased doing business with Metabizz, LLC and Metabizz SAS and now pays technology professionals directly. In connection with the deconsolidation of Metabizz, LLC and Metabizz SAS, during the year ended December 31, 2024, the Company recorded a gain on deconsolidation of $107.

Noncontrolling interests

The Company follows ASC Topic 810, "Consolidation," governing the accounting for and reporting of noncontrolling interests ("NCI") in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance. The net loss attributed to NCI was separately designated in the accompanying consolidated statements of operations and comprehensive loss. Losses attributable to NCI in a subsidiary may exceed a NCI's interests in the subsidiary's equity. The excess attributable to NCI is attributed to those interests. NCI shall continue to be attributed their share of losses even if that attribution results in a deficit NCI balance.

The Company allocates certain corporate common expenses to its subsidiaries based on the ratio of direct subsidiary expenses to total consolidated expenses. Management believes that this allocation method is reasonable.

The Company accounts for its noncontrolling interest in RPM Interactive in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations. Through January 10, 2024, the date that VR Interactive purchased 8,000,000 shares of RPM Interactive from Metabizz LLC, any noncontrolling interest eliminated in consolidation. Because this change in ownership moved from a consolidated entity (the VIE entities) to a nonconsolidated entity (VR Interactive), subsequent to January 10, 2024 the Company ceased eliminating the noncontrolling interest in consolidation and recorded an initial negative noncontrolling interest in total equity for the portion of equity ownership not attributable to DatChat based on the minority interest holders' ownership interest in the carrying value of RPM Interactive's equity. Due to the issuance of common shares by RPM Interactive, during the year ended December 31, 2024, the Company recorded aggregate initial negative noncontrolling interest of $1,351,942

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

in total equity for the portion of additional equity ownership not attributable to the Company based on the minority interest holders' ownership interest in the carrying value of RPM Interactive's equity. The Company also allocated $785,847 of the net loss of the subsidiary to noncontrolling interest resulting in a total noncontrolling interest deficit of $2,137,789 as of December 31, 2024.

Variable interest entities

Pursuant to *ASC 810-10-25-22*, an entity is defined as a VIE if it either lacks sufficient equity to finance its activities without additional subordinated financial support, or it is structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. When determining whether an entity that meets the definition of a business qualifies for a scope exception from applying VIE guidance, the Company considers whether: (i) it has participated significantly in the design of the entity, (ii) it has provided more than half of the total financial support to the entity, and (iii) substantially all of the activities of the VIE are conducted on its behalf. A VIE is consolidated by its primary beneficiary, the party that has the power to direct the activities that most significantly impact the VIE's economic performance and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

Based on the Company's analysis, on February 14, 2023, Metabizz, LLC, a Florida corporation, and Metabizz SAS, a company incorporated under the laws of Columbia (collectively "Metabizz"), were determined to be VIE entities in accordance with *ASC 810-10-25-22* because the equity owners in Metabizz did not have the characteristics of a controlling financial interest and the initial equity investments in these entities may be or are insufficient to meet or sustain its operations without additional subordinated financial support from DatChat. The equity owners of Metabizz had only a nominal equity investment at risk, and the Company absorbed or received a majority of the entity's expected losses or benefits. The Company participated significantly in the design of Metabizz. The Company has provided working capital advances to Metabizz to allow Metabizz to fund its day-to-day obligations. Substantially all of the activities of Metabizz were conducted for the Company's benefit, as evidenced by the fact that the operations of Metabizz consisted of development of software and technologies to be used by RPM Interactive and the Company provided working capital to Metabizz to pay employees and independent contractors to perform the development services on behalf of the Company. Repayment of the working capital advances is not guaranteed by the equity owner of Metabizz and creditors of Metabizz do not have recourse against the Company. Accordingly, the Company was required to consolidate the assets, liabilities, revenues and expenses of Metabizz using the fair value method. Additionally, the managing partner of Metabizz was also the Chief Innovation Officer of RPM Interactive. Since Metabizz, LLC and Metabizz SAS were considered VIE's, any noncontrolling interest eliminated in consolidation. In connection with the initial consolidation of Metabizz, on February 14, 2023 (the initial consolidation date), the Company recorded a gain on initial consolidation of variable interest entities of $42,737.

On March 31, 2024, based on the Company's analysis, the Company deconsolidated Metabizz, LLC and Metabizz SAS. During the three months ended March 31, 2024, the Company ceased doing business with Metabizz, LLC and Metabizz SAS and will pay technology professionals directly. In connection with the deconsolidation of Metabizz, LLC and Metabizz SAS, during the year ended December 31, 2024, the Company recorded a gain on deconsolidation of $107.

Immediately following the August 27, 2024 Asset Purchase Agreement with the Seller (See Note 1), the Company owned 46.7% of RPM Interactive. Based on the Company's analysis, on August 27, 2024, the Company determined that RPM Interactive met the definition of a VIE under the VIE model, which provides for situations in which control may be demonstrated other than by the possession of voting rights in RPM Interactive. Based on Company's analysis, the Company continues to have the power to direct the activities of RPM Interactive that most significantly impact RPM Interactive's economic performance and the obligation to absorb losses of RPM Interactive that could potentially be significant to RPM Interactive or the right to receive benefits from RPM Interactive that could potentially be significant to RPM Interactive. As of December 31, 2024, the Company retains approximately 39.7% ownership of RPM Interactive.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company's consolidated balance sheets included the following assets and liabilities from its VIEs:

	December 31, 2024	December 31, 2023
Cash.	$ 429,714	$ 5,862
Prepaid expenses.	16,956	—
Intangible assets, net.	1,050,000	—
Total assets	$ 1,496,670	$ 5,862
Due to DatChat (eliminates in consolidation).	$ 4,990,706	$ 1,023,746
Accounts payable and accrued expenses.	26,845	—
Total liabilities.	$ 5,017,551	$ 1,023,746

Liquidity

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. As of December 31, 2024, we had cash and cash equivalents of $1,196,699, short-term investments of $2,952,512, and working capital of $3,657,711. Short-term investments include U.S. Treasury zero coupon bills that are all highly rated and have initial maturities between four and twelve months. Additionally, on January 8, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional investors pursuant to which the Company agreed to sell to such investors 1,200,000 shares of common stock of the Company at a purchase price of $4.25 per share of Common Stock (the "Offering"). The closing of the sales of these securities under the Purchase Agreement took place on January 9, 2025 and the Company received net proceeds of $4,537,000 (See Note 10). Net cash used in operations was $4,388,385 for the year ended December 31, 2024. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to corporate overhead, research and development, and costs of being a public company. The Company believes that its existing working capital of $3,657,711 plus cash raised in 2025 of $4,537,000 will provide sufficient cash to enable the Company to meet its operating needs and debt requirements for the next twelve months from the issuance date of this report.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include assumptions used in assessing impairment of long-term assets, the valuation of intangible assets, the valuation of digital currencies and other digital assets, the valuation of lease liabilities and related right of use assets, the valuation of short-term investments, the valuation of deferred tax assets, the fair value of assets and liabilities of VIE's on the initial VIE consolidation date, the allocation of corporate expenses to subsidiaries which impacts noncontrolling interest, and the fair value of non-cash equity transactions.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account at this institution is insured by the FDIC up to $250,000. On December 31, 2024 and 2023, the Company had cash in excess of FDIC limits of approximately $524,000 and $446,000, respectively. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of

NOTE 2 — <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

the financial institution in which it holds deposits. Any material loss that the Company may experience in the future could have an adverse effect on its ability to pay its operational expenses or make other payments and may require the Company to move its cash to other high quality financial institutions.

<u>Fair value measurements and fair value of financial instruments</u>

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy of its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	December 31, 2024			December 31, 2023		
Description	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Short-term investments . . .	$ 2,952,512	$ —	$ —	$ 5,236,781	$ —	$ —

The Company's short-term investments are level 1 measurements and are based on redemption value at each date.

<u>Short-term investments</u>

The Company's portfolio of short-term investments consists of marketable debt securities which are comprised solely of highly rated U.S. government securities with maturities of more than three months, but less than one year. The Company classifies these as available-for-sale at purchase date and will reevaluate such designation at each period end date. The Company may sell these marketable debt securities prior to their stated maturities depending upon changing liquidity requirements. These debt securities are classified as current assets in the consolidated balance sheet and recorded at fair value, with unrealized gains or losses included in accumulated other comprehensive gain (loss) and as a component of the consolidated statements of comprehensive loss. Gains and losses are recognized when realized. Gains and losses are determined using the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Short-term investments are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics.

An impairment loss may be recognized when the decline in fair value of the debt securities is determined to be other-than-temporary. The Company evaluates its investments for other-than-temporary declines in fair value below the cost-basis each quarter, or whenever events or changes in circumstances indicate that the cost basis of the short-term investments may not be recoverable. The evaluation is based on a number of factors, including the length of time and the extent to which the fair value has been below the cost basis, as well as adverse conditions related specifically to the security, such as any changes to the credit rating of the security and the intent to sell or whether the Company will more likely than not be required to sell the security before recovery of its amortized cost basis.

<u>Accounts receivable</u>

The Company recognizes an allowance for losses on accounts receivable and notes receivable in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. The allowance is based on an analysis of historical bad debt experience, current receivables aging and expected future write-offs, as well as an assessment of specific identifiable customer accounts and notes receivable considered at risk or uncollectible. On January 1, 2023, the Company adopted ASC 326, "Financial Instruments — Credit Losses". In accordance with

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 326, an allowance is maintained for estimated forward-looking losses resulting from the possible inability of customers to make the required payments (current expected losses). The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. The expense associated with the allowance for doubtful accounts on accounts receivable is recognized in general and administrative expenses. As of December 31, 2024 and 2023, accounts receivable amounted to $207 and $183, respectively, and for the years ended December 31, 2024 and 2023, the Company did not recognize any bad debt expense.

Accounting for digital currencies and other digital assets

The Company accounts for digital currencies and other digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles — Goodwill and Other ("ASC 350"). The Company has ownership of and control over its digital currencies and digital assets and the Company may use third-party custodial services to secure them. The digital currencies and digital assets are initially recorded at cost and are subsequently remeasured, net of any impairment losses incurred since acquisition. The Company believes that digital currencies and other digital assets meet the definition of indefinite-lived intangible assets and accounts for them at historical cost less impairment, applying the guidance in ASC 350. The Company monitors any standard-setting, regulatory or technological developments that may affect the Company's accounting for digital currencies or its controls and processes related to digital currencies.

The Company determines the fair value of its digital currencies and other digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that it has determined is the principal market for Ethereum (Level 1 inputs) and other digital assets. The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that its digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price quoted on an active exchange since acquiring the respective digital asset. If the then current carrying value of a digital asset exceeds the fair value, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the fair value. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses for the same digital assets held. In determining the gain or loss to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. Impairment losses and gains or losses on sales are recognized within operating expenses in the consolidated statements of operations. During the years ended December 31, 2024 and 2023, the Company recorded an impairment loss of $0 and $23,381, respectively, which consists of the impairment of virtual real estate and digital currencies. Based on the Company's impairment analysis, the decrease in value of the virtual real estate and digital currencies, which was based on the lowest market price quoted on an active exchange, was deemed to be other than temporary. Additionally, the Company determined that it will not utilize its virtual real estate.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Leasehold improvements are depreciated over the shorter of the useful life or lease term including scheduled renewal terms. Maintenance and repairs are charged to expense as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of these assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

NOTE 2 — <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

Capitalized internal-use software costs

The Company capitalizes costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles — Goodwill and Other — Internal-Use Software*. Costs incurred to develop internal-use software are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized upon purchase and during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. During the years ended December 31, 2024 and 2023, software development costs incurred internally, other than purchased software, were expensed since the Company's software development projects were in the preliminary project stage. Such costs were included in research and development costs on the accompanying consolidated statement of operations.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

In accordance with ASU Topic 606 — *Revenue from Contracts with Customers*, the Company recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenues from subscription fees on the Company's messaging application in the month they are earned. Annual and lifetime subscription payments received that are related to future periods are recorded as deferred revenue to be recognized as revenues over the contract term or period. Lifetime subscriptions are being recognized to revenues over the estimated useful life of the subscription of 12 months. During the years ended December 31 2024 and 2023, all of the Company's revenue was generated from subscription revenues.

NOTE 2 — <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (cont.)

Research and development

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as outside development costs, salaries and other allocated costs incurred. During the years ended December 31, 2024 and 2023, research and development costs incurred in the development of the Company's software products were $857,668 and $1,351,415, respectively. Research and development costs are included in research and development expense on the accompanying consolidated statements of operations.

On August 27, 2024, the Company entered into an Asset Purchase Agreement with Judaopta LLC, a Delaware limited liability company (the "Seller"), pursuant to which it acquired from Seller (i) certain software (the "RenAI Software"), which consists of an artificial intelligence (AI) tool designed used for media library organization with the ability to tag and rename images for PC and MAC devices using AI with integration to Gemini, OpenAI and Claude and (ii) certain domain names (the "Assets") in consideration for the transfer by the Company of 8,000,000 restricted shares of common stock of RPM Interactive. In connection with this asset acquisition, the Company recorded research and development expense of $166,667 since the Company is still in the development stage and spends most of its time and efforts planning, raising capital, and performing research and development and accordingly, the recoverability of the cost was not certain. Research and development expense was calculated as follows:

	Amount
Fair value of 8,000,000 shares RPM Interactive shares transferred based on recent sales of RPM Interactive shares at $0.30 per share	$ 2,400,000
Less: gain recognized as difference between fair value of 8,000,000 shares calculated above and allocated costs of investment in RPM Interactive and included in research and development. . . .	(2,233,333)
Research and development expense recorded, net	$ 166,667

Advertising costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses advertising costs as they are incurred. Advertising costs were $128,656 and $388,444 for the years ended December 31, 2024 and 2023, respectively, and are included in marketing and advertising expenses on the consolidated statements of operations.

Leases

The Company applied ASC Topic 842, Leases (Topic 842) to arrangements with lease terms of 12 months or more. Operating lease right of use assets ("ROU") represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

Income Taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification ("ASC") 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 — *"Compensation — Stock Compensation"*, which requires recognition in the consolidated financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. The Company has elected to account for forfeitures as they occur.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. Except for Metabizz SAS, the functional currency of the Company is the U.S. dollar. The functional currency of the Company's VIE, Metabizz SAS, is the Columbian Peso ("COP"). For Metabizz SAS, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2024 and 2023 was $0 and $12,965, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency included in the results of operations as incurred. On March 31, 2024, based on the Company's analysis, the Company deconsolidated Metabizz SAS (See Note 1).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For Metabizz SAS, which is located in Columbia, asset and liability accounts on December 31, 2023 were translated at 0.0002582 COP to $1.00, which was the exchange rate on the balance sheet date, and results of operations and cash flows are translated at the average exchange rates during the period of 0.00023415 COP to $1.00.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company's net loss.

	December 31,	
	2024	**2023**
Common stock equivalents:		
Common stock warrants	67,385	67,385
Common stock options	114,570	158,670
Total	181,955	226,055

Segment reporting

The Company operates as a single operating segment as a technology-based company that is developing social media applications and technologies. In accordance with ASC 280 — "*Segment Reporting*", the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss are allocated to the one segment.

Reclassification

Certain line items on the consolidated statements of operations and comprehensive loss and statements of cash flows for the year ended December 31, 2023 have been reclassified to conform to the current period presentation. For the year ended December 31, 2023, on the consolidated statement of operations and comprehensive loss, realized gain on short-term investments of $374,817 was reclassified to interest income. Additionally, for the year ended December 31, 2023, on the consolidated statement of cash flows, realized gain on short-term investments of $374,817 was reclassified to accrued interest included in short-term investments. These reclassifications did not change the Company's reported net loss or comprehensive loss or net cash used in operating activities on the consolidated statement of cash flows for the ended December 31, 2023.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its consolidated financial statements.

NOTE 3 — SHORT-TERM INVESTMENTS

On December 31, 2024 and 2023, the Company's short-term investments consisted of the following:

	December 31, 2024			December 31, 2023		
	Cost	Unrealized Gain	Fair Value	Cost	Unrealized Gain	Fair Value
US Treasury zero coupon bills	$ 2,952,512	$ —	$ 2,952,512	$ 5,189,263	$ 47,518	$ 5,236,781
Total short-term investments	$ 2,952,512	$ —	$ 2,952,512	$ 5,189,263	$ 47,518	$ 5,236,781

As of December 31, 2024, short-term investments mature between January 2025 and November 2025.

NOTE 4 — PROPERTY AND EQUIPMENT

On December 31, 2024 and 2023, property and equipment consisted of the following:

	Useful life	December 31, 2024	December 31, 2023
Furniture and fixture.................................	5 years	$ 56,575	$ 56,575
Computer equipment.................................	3 – 5 years	39,590	39,590
Leasehold improvements	3 years	4,350	4,350
		100,515	100,515
Less: accumulated depreciation		(67,079)	(43,950)
		$ 33,436	$ 56,565

For the year ended December 31, 2024 and 2023, depreciation of property and equipment amounted to $23,129 and $28,943, respectively.

NOTE 5 — INTERNAL-USE SOFTWARE

As of December 31, 2024 and 2023, internal-use softwares, net consists of the following:

	Useful Life (Years)	December 31, 2024	December 31, 2023
Internal-use software.................................	3 Years	$ 1,050,000	$ —
Less accumulated amortization.........................		—	—
Internal-use software, net		$ 1,050,000	$ —

On October 29, 2024 (the "Closing Date" and measurement date), RPM Interactive entered into and closed on a Share Exchange Agreement (the "Share Exchange Agreement") with (i) RPM Florida and (ii) the shareholders of RPM Florida (See Note 1). Pursuant to the Share Exchange Agreement, RPM Interactive acquired 100% of the shares of RPM Florida in exchange for 3,500,000 shares of RPM Interactive's common stock. RPM Florida is a web publishing company that leverages generative AI systems to offer consumers entertaining gaming apps and podcasting offerings

NOTE 5 — <u>INTERNAL-USE SOFTWARE</u> (cont.)

in the sports, finance, entertainment and politics categories. These shares were valued at $1,050,000, or $0.30 per share, on the measurement date based on recent sales of shares of RPM Interactive's common stock. Pursuant to ASU 2017-01 and ASC 805, RPM Interactive analyzed the Exchange Agreement and the business of RPM Florida to determine if RPM Interactive acquired a business or acquired assets. Other than owning certain in-development internal-use software, RPM Florida had no operations or no employees and was not considered a business. Based on this analysis, it was determined that RPM Interactive acquired an asset. No goodwill was recorded since the Exchange Agreement was accounted for as an asset purchase. In accordance with ASC 805, the fair value of the assets acquired is based on either the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident, and thus, more reliably measurable. RPM Interactive used the market price of the 3,500,000 common shares issued of $1,050,000 as the fair value of the assets acquired since this value was more clearly evident, and thus, more reliable measurable than the fair value of the assets. This acquisition was treated as an asset acquisition under ASC 805 "*Business Combinations"* since RPM Interactive did not meet the definition of a business under ASC 805. ASC 805 requires the use of the relative fair value method for asset acquisitions to allocate the purchase price, however, since only a single internal-use software asset was acquired, the entire purchase price shall be allocated to this asset.

For the years ended December 31, 2024 and 2023, amortization of intangible assets amounted to $0. The internal-use software has not yet been placed in service as of December 31, 2024.

NOTE 6 — <u>OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES</u>

In January 2019, the Company renewed and extended the term of its lease facility for a three-year period from January 2019 to December 2021 starting with a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019. The base rent was subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. In addition to the monthly base rent, the Company is charged separately for common area maintenance which is considered a non-lease component. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities. On August 27, 2021, the Company entered into an amendment agreement with the same landlord to modify the facility lease to relocate and increase the square footage of the lease premises. The lease term commenced on October 1, 2021 with a new monthly base rent of $7,156 plus a pro rata share of operating expenses beginning January 2022 and the lease expired on December 31, 2024. The base rent was subject to a 3% annual increase beginning in the 2nd and 3rd lease year as defined in the amended lease agreement. For the years ended December 31, 2024 and 2023, rent expense amounted to $90,955 and $95,310, respectively, and were included in general and administrative expenses. As of the date of this report, the Company has not renewed the lease and is leasing on a month-to-month basis. The Company does not record ROU assets or lease liabilities for short-term leases that have a term of twelve months or less at lease commencement, The Company can vacate the premises without any disruption and find alternative space, if needed.

On August 27, 2021, upon the execution of the amendment agreement, the Company recorded right-of-use assets and operating lease liabilities of $198,898 calculated using an incremental borrowing rate is 18.0% (based on historical borrowing rates).

Right-of-use assets are summarized below:

	December 31, 2024	December 31, 2023
Office lease	$ 198,898	$ 198,898
Less accumulated amortization	(198,898)	(124,921)
Right-of-use asset, net	$ —	$ 73,977

NOTE 6 — OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

Operating lease liabilities are summarized below:

	December 31, 2024	December 31, 2023
Office lease	$ 198,898	$ 198,898
Reduction of lease liability	(198,898)	(115,224)
Total lease liability	—	83,674
Less: current portion	—	83,674
Long term portion of lease liability	$ —	$ —

NOTE 7 — RELATED PARTY TRANSACTIONS

Due to Related Party

The Company's officer, Mr. Darin Myman, from time to time, provided advances to the Company for working capital purposes. During the year ended December 31, 2023, the Company repaid $1,315 of advances. On December 31, 2024 and 2023, the Company had no payable to the officer.

Research and Development

On July 19, 2022, the Company entered into a software development agreement with Metabizz. On February 14, 2023, the Company began consolidating Metabizz as VIEs. For the period from January 1, 2023 to date of consolidation (February 14, 2023), the Company paid Metabizz $185,600 for software development services which is included in research and development expense on the accompanying consolidated statements of operations.

Other

See Note 9 for Employment Agreement with the Company's chief executive officer, Darin Myman**.**

During the years ended December 31, 2024 and 2023, the wife of the Company's chief executive officer was employed as an executive secretary and earned $72,000 and $72,000, respectively.

On January 10, 2024, VR Interactive LLC ("VR Interactive"), a company 45% owned by Darin Myman, the Company's CEO and 3.75% owned by Peter Shelus, the Company's chief technology officer and director, purchased 8,000,000 shares of RPM Interactive from the Metabizz shareholders for cash amounting to $120,000. Mr. Myman is a partner in VR Interactive. Therefore, VR Interactive, a related party, became a 25% non-controlling interest in RPM Interactive.

NOTE 8 — STOCKHOLDERS' EQUITY

Shares Authorized

On September 19, 2023, the Company filed a Certificate of Change (the "Certificate of Change") with the Secretary of State of the State of Nevada to effectuate a 1-for-10 reverse stock split (the "Reverse Stock Split") of the Company's issued and outstanding and authorized shares of common stock, par value $0.0001 per share ("Common Stock"). The Reverse Stock Split became effective on September 19, 2023. Proportional adjustments for the Reverse Stock Split were made to the Company's outstanding stock options, warrants and equity incentive plans, and authorized shares.

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

On November 9, 2023, the Company filed a Certificate of Correction with the Secretary of State of the State of Nevada to correct a typographical error contained in the Certificate of Change that was filed with the Secretary of State of the State of Nevada on September 19, 2023 in order to effectuate the Reverse Stock Split. The Certificate of Change incorrectly stated that the authorized shares of preferred stock, par value $0.0001 per share following the change was 1,000,000. The Reverse Stock Split had no impact on the number of authorized shares of preferred, par value $0.0001, which remains unchanged at 20,000,000 shares.

On December 27, 2023, the Company filed a Certificate of Change (the "Certificate of Change") with the Secretary of State of the State of Nevada to increase the number of authorized common stock from 18,000,000 shares to 180,000,000 shares.

All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the consolidated financial statements to reflect the Reverse Stock Split.

The authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

2021 Omnibus Equity Incentive Plan

On July 26, 2021, the Company adopted the 2021 Omnibus Equity Incentive Plan (the "2021 Equity Plan") and authorized the reservation of 200,000 shares of common stock for future issuances under the 2021 Equity Plan. The 2021 Equity Plan provides that the Company may grant options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards or any combination of the foregoing. On December 19, 2022, the Company held its 2022 annual meeting of stockholders, and the shareholders approved to amend the 2021 Equity Plan to increase the number of shares reserved for issuances thereunder to 300,000 shares from 200,000. On November 10, 2023, the board of directors of the Company approved the adoption of the Amended and Restated 2021 Equity Plan, the sole purpose of which was to remove any inadvertent references to the Company being a Delaware corporation or the 2021 Equity Plan being governed under Delaware law and to properly state that the Company is a Nevada corporation and that the 2021 Equity Plan is governed by Nevada law. On December 13, 2024, the Company held its 2024 annual meeting of stockholders, and the shareholders approved to amend the 2021 Equity Plan to increase the number of shares reserved for issuances thereunder to 600,000 shares from 300,000.

Preferred Stock

Series A Preferred Stock

In August 2016, the Company designated one share of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), which has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into securities of the Company. The Series A Preferred Stock does not contain any redemption provision. In the event of liquidation of the Company, the holder of Series A Preferred shall not have any priority or preferences with respect to any distribution of any assets of the Company and shall be entitled to receive equally with the holders of the Company's common stock. As of December 31, 2024 and 2023, there were no Series A Preferred Stock outstanding.

Series B Preferred Stock

On August 4, 2023, the Board filed the Certificate of Designation of Preferences ("COD"), Rights and Limitations of Series B Preferred Stock (the "Series B COD") with the Secretary of State of the State of Nevada designating 2,000,000 shares of preferred stock as Series B (the "Series B Preferred"). The outstanding shares of Series B Preferred

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

Stock shall have 10 votes per share and shall vote together with the outstanding shares of the Company's common stock as a single class exclusively with respect to the Authorized Stock Increase (as defined in the Series B COD) and shall not be entitled to vote on any other matter. The shares of Series B Preferred Stock shall be voted, without action by the holder, on the Authorized Stock Increase in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Authorized Stock Increase. The Series B Preferred shall not have the right to vote and/or consent on any matter other than an Authorized Stock Increase Proposal. The Series B Preferred Stock shall not be entitled to participate in any distribution of assets or rights upon any liquidation, dissolution or winding up of the Company, shall not be convertible into Common Stock or any other security of the Company, and shall not be entitled to any dividends or distributions.

The outstanding shares of Series B preferred shall be redeemed in whole, but not in part (i) if such redemption is ordered by the board of directors, or (ii) automatically and effective immediately after the effectiveness of an anticipated Authorized Stock increase. The aggregate consideration payable for the outstanding Series B Preferred redeemed in the redemption shall be $10 in cash (the "Redemption Price").

From and after the time at which the shares of Series B Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Series B COD, such shares of Series B Preferred Stock shall cease to be outstanding, and the only right of the former holder of such shares of Series B Preferred Stock, as such, will be to receive the applicable Redemption Price. The shares of Series B Preferred Stock redeemed by the Company pursuant to the Series B COD shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, effective immediately after such Redemption.

On August 4, 2023, the Company issued 2,000,000 of Series B preferred for aggregate cash of $1,000.

<u>Common Stock</u>

<u>Sale of Common Stock and Warrants</u>

On January 16, 2024, the Company entered into an underwriting agreement (the "Underwriting Agreement") with EF Hutton LLC (the "Representative"), as the representative of the underwriters named therein (the "Underwriters"), relating to an underwritten public offering (the "Offering") of 382,972 shares of the Company's common stock (the "Shares") and pre-funded warrants to purchase up to 590,000 shares of Common Stock (the "Pre-Funded Warrants"). The public offering price for each share of Common Stock was $1.85 for aggregate gross proceeds of $708,498, and public offering price for the Pre-Funded Warrants was $1.8499 for each Pre-Funded Warrant for aggregate gross proceeds of $1,091,441. In connection with this Offering, the Company raised aggregate gross proceeds of $1,799,939 and received net proceeds of $1,420,773, net of Underwriters discounts and offering costs of $279,166 and legal fees of $100,000.

The per share exercise price for the Pre-Funded Warrants was $0.0001 and the Pre-Funded Warrants were exercisable immediately. The Underwriters immediately exercised the 590,000 Pre-Funded Warrants and the Underwriters received 589,981 shares of Common Stock since the exercise was cashless. The Pre-Funded Warrants are not and will not be listed for trading on any national securities exchange or other nationally recognized trading system.

The Company is using the net proceeds from the Offering for general corporate purposes, for sales and marketing and for research and development.

The Underwriting Agreement contained customary representations, warranties and covenants made by the Company. It also provided for customary indemnification by each of the Company and the Underwriters, severally and not jointly, for losses or damages arising out of or in connection with the Offering, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement, each of the Company's directors and executive officers entered into "lock-up" agreements with the Representative that generally prohibit, without the prior written consent of the Representative and

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

subject to certain exceptions, the sale, transfer or other disposition of securities of the Company until July 17, 2024. Further, pursuant to the terms of the Underwriting Agreement, the Company agreed for a period of 180-days from the closing date, subject to certain exceptions, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of capital stock of the Company or any securities convertible or exercisable or exchangeable for shares of capital stock of the Company; (ii) file any registration statement; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company.

During the year ended December 31, 2024, RPM Interactive entered into a Securities Purchase Agreements with institutional and accredited investors, pursuant to which RPM Interactive sold an aggregate of 3,247,326 shares of RPM Interactive's common stock, par value $0.0001 per share for an aggregate purchase price of $974,198, or $0.30 per share.

2023 Stock Repurchase Plan

On January 6, 2023, the Board of Directors of the Company approved a stock repurchase program authorizing the purchase of up to $2 million of the Company's common stock (the "2023 Stock Repurchase Program"). In connection with the 2023 Stock Repurchase Program, during the year ended December 31, 2023, the Company purchased 66,945 shares of its common stock for $397,969, or at an average price of $5.94 per share, which has been reflected as treasury stock on the accompanying consolidated balance sheet on December 31, 2024 and 2023. During the year ended December 31, 2024, the Company did not purchase any treasury shares.

Common Stock Issued for Professional Services

On March 6, 2023, the Company entered into a six-month consulting agreement with an entity for investor relations services. In connection with this consulting agreement, the Company issued 14,300 restricted common shares of the Company to the consultant. These shares vest immediately. These shares were valued at $100,000, or $6.99 per common share, based on the quoted closing price of the Company's common stock on the measurement date. In connection with this consulting agreement, during the year ended December 31, 2024 and 2023, the Company recorded stock-based professional fees of $0 and $100,000, respectively.

On July 25, 2023, the Company issued 19,802 of its common shares pursuant to a one-year consulting agreement. These shares were valued at $100,000, or a per share price of $5.05, based on the quoted closing price of the Company's common stock on the measurement date. In connection with these shares, during the years ended December 31, 2024 and 2023, the Company recorded stock-based professional fees of $56,720 and $43,280, respectively.

On January 25, 2024, RPM Interactive entered into a 9-month consulting agreement with an individual for business development, financial and market due diligence services to be rendered over the term of the agreement. In connection with this consulting agreement, RPM Interactive issued 1,500,000 of its shares for services to be rendered. The RPM Interactive shares were valued at $22,500, or $0.015 per shares, based on the sale of the RPM Interactive shares in a private transaction. In the connection with the issuance of these shares, during the year ended December 31, 2024, the Company recorded stock-based compensation of $22,500.

RPM Interactive Shares Issued for Asset Purchase

On October 29, 2024, in connection with a Share Exchange Agreement, RPM Interactive issued 3,500,000 shares of its common stock for an asset acquisition valued at $1,050,000, or $0.30 per share, on the measurement date based on recent sales of shares of RPM Interactive's common stock (See Note 5).

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

<u>Stock Options</u>

<u>2023</u>

On February 3, 2023, the Company granted an aggregate of 7,500 options to purchase the Company's common stock to the Company's board of directors. The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $12.50 per share. The options vest six months from date of grant. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On February 3, 2023, the Company granted an aggregate of 21,500 options to purchase the Company's common stock to an officers, employees and consultants of the Company. The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $12.50 per share. The options vest 25% every six months from date of grant for 2 years. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On September 6, 2023, the Company granted an aggregate of 10,000 options to purchase the Company's common stock to the Company's chief financial officer (5,000 options) and to an employee of the Company (5,000 options). The options each have a term of 5 years from the date of grant and are exercisable at an exercise price of $15.00 per share. The options vest immediately. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

The 2023 stock option grants were valued at the respective grant dates using a Black-Scholes option pricing model using the assumptions discussed below. In connection with the stock option grants, the Company valued these stock options at a fair value of $185,628, or an average of $4.76 per option. and records stock-based compensation expense over the vesting period. Upon cancellation of unvested stock options, the fair value of these cancelled options will be reversed.

During the year ended December 31, 2023, certain employees and consultants were terminated. Accordingly, 33,775 unvested options were forfeited and $133,190 of previously recognized stock-based compensation and $26,144 of previously recognized stock-based professional fees was reversed.

During the year ended December 31, 2023, accretion of stock-based expense related to stock options, which is net of the reversal of previously recognized stock-based expense due to forfeiture, amounted to $2,110,799 of which $2,002,777 was recorded in compensation and related expenses and $108,022 was recorded in professional and consulting expenses as reflected in the consolidated statements of operations.

<u>2024</u>

During the year ended December 31, 2024, accretion of stock-based expense related to stock options, which is net of the reversal of previously recognized stock-based expense due to forfeiture, amounted to $66,580, of which $16,816 was recorded in compensation and related expenses and $49,764 was recorded in professional and consulting expenses as reflected in the consolidated statements of operations.

As of December 31, 2024, a balance of $994 remains to be expensed over future vesting periods related to unvested stock options issued for services to be expensed over a weighted average period of 0.05 years.

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

During the year ended December 31, 2023, the stock options were valued at the grant date using a Black-Scholes option pricing model with the following assumptions. The simplified method was used for the expected option term and expected volatility was based on historical volatility:

	2023
Dividend rate.	—%
Term (in years)	3 years
Volatility	137.0% to 168.0%
Risk – free interest rate	3.96% – 4.73%

The following is a summary of the Company's stock option activity for the years ended December 31, 2024 and 2023 as presented below:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance on December 31, 2022	160,420	$	109.90	3.91
Granted	39,000		13.14	—
Cancelled.	(40,750)		35.35	—
Balance on December 31, 2023	158,670		105.30	3.12
Cancelled.	(44,100)		49.13	—
Balance on December 31, 2024	114,570	$	126.92	2.08
Options exercisable on December 31, 2024	101,695	$	138.68	2.01
Weighted average fair value of options granted during the 2024 period		$	—	

On December 31, 2024, the aggregate intrinsic value of options outstanding was $0.

<u>Common Stock Warrants</u>

On January 16, 2024, in connection with the Underwriting Agreement, the Company sold pre-funded warrants to purchase up to 590,000 shares of Common Stock (the "Pre-Funded Warrants"). The public offering price was $1.8499 for each Pre-Funded Warrant for aggregate gross proceeds of $1,091,441. The per share exercise price for the Pre-Funded Warrants was $0.0001 and the Pre-Funded Warrants were exercisable immediately. The Underwriters immediately exercised the 590,000 Pre-Funded Warrants and the Underwriters received 589,981 shares of Common Stock since the exercise was cashless.

NOTE 8 — <u>STOCKHOLDERS' EQUITY</u> (cont.)

A summary of the Company's outstanding stock warrants, including 44,252 Series A public warrants, is presented below:

	Number of Warrants		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance on December 31, 2022	67,385	$	49.80	3.65
Cancelled.	—			
Balance on December 31, 2023	67,385		49.80	2.65
Granted	590,000			
Exercised.	(590,000)		—	—
Balance on December 31, 2024	67,385	$	49.80	1.65
Warrants exercisable on December 31, 2024	67,385	$	49.80	1.65

On December 31, 2024, the aggregate intrinsic value of warrants outstanding was $0.

<u>Operating Lease Agreement</u>

See Note 6 for disclosure on the Company's operating lease for its offices.

<u>Employment Agreement</u>

On August 27, 2021 (the "Effective Date"), the Company entered into an agreement (the "Employment Agreement") with Darin Myman effective as of August 15, 2021 pursuant to which Mr. Myman's (i) base salary will increase to $450,000 per year, and (ii) Mr. Myman may be entitled to receive an annual bonus in an amount up to $350,000, which annual bonus may be increased by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), in its sole discretion, upon the achievement of additional criteria established by the Compensation Committee from time to time (the "Annual Bonus"). The Employment Agreement provides for a term of one (1) year (the "<u>Initial Term</u>") from the date of the Effective Date and shall automatically be extended for additional terms of one (1) year each (each a "<u>Renewal Term</u>") unless either party gives prior written notice of non-renewal to the other party no later than six (6) months prior to the expiration of the Initial Term, or the then current Renewal Term, as the case may be. In addition, pursuant to the Employment Agreement, upon termination of Mr. Myman's employment for death or Total Disability (as defined in the Employment Agreement), in addition to any accrued but unpaid compensation and vacation pay through the date of his termination and any other benefits accrued to him under any Benefit Plans (as defined in the Employment Agreement) outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such termination date (collectively, the "Payments"), Mr. Myman shall be entitled to the following severance benefits: (i) 24 months of his then base salary; (ii) if Mr. Myman elects continuation coverage for group health coverage pursuant to COBRA Rights (as defined in the Employment Agreement), then for a period of 24 months following Mr. Myman's termination he will be obligated to pay only the portion of the full COBRA Rights cost of the coverage equal to an active employee's share of premiums (if any) for coverage for the respective plan year; and (iii) payment on a pro-rated basis of any Annual Bonus or other payments earned in connection with any bonus plan to which Mr. Myman was a participant as of the date of his termination (together with the Payments, the "Severance"). Furthermore, pursuant to the Employment Agreement, upon Mr. Myman's termination (i) at his option (A) upon 90 days prior written notice to the Company or (B) for Good Reason (as defined in the Employment Agreement), (ii) termination by the Company without Cause (as defined in the Employment Agreement) or (iii) termination of Mr. Myman's employment within 40 days of the consummation of a Change in Control Transaction (as defined

NOTE 8 — STOCKHOLDERS' EQUITY (cont.)

in the Employment Agreement), Mr. Myman shall receive the Severance; provided, however, Mr. Myman shall be entitled to a pro-rated Annual Bonus of at least $200,000. In addition, any equity grants issued to Mr. Myman shall immediately vest upon termination of Mr. Myman's employment by him for Good Reason or by the Company at its option upon 90 days prior written notice to Mr. Myman, without Cause.

During the years ended December 31, 2024 and 2023, the compensation committee of the board of directors of the Company approved and the Company recorded a bonus to the Company's chief executive officer in the amount of $300,000 and $300,000, respectively.

Ambassador Settlement

Prior to the Company's IPO, the Company initiated a proposed "Ambassador Program" as a means to reward early investors for being Company brand ambassadors, helping the Company create value by using and letting others know about the Company and its products. However, the program never came to full fruition. In connection with a recent review and evaluation of this initiative, management made a determination regarding the value of what the eligible investors would have received. As a result, the Company made outreach to these investors to provide them with an opportunity to claim their reward payments, and distributions began in January 2025. The maximum estimated total potential distribution under this program is expected to be approximately $86,246. However, the actual distribution amount may be lower if less than all contacted shareholders claim their reward payments. The claim of reward payments has no expiration date. As of December 31, 2024, the Company accrued $76,428 of such claim and recorded settlement expense of $76,428, which is included and general and administrative expenses on the accompanying statement of operation and comprehensive loss.

NOTE 9 — INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets on December 31, 2024 and 2023 consist of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

The Company has incurred aggregate net operating losses of approximately $31,494,900 for income tax purposes as of December 31, 2024. The net operating losses carry forward for United States income taxes, which may be available to reduce future years' taxable income. Management believes that the realization of the benefits from these losses appears unlikely due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset resulting from the net operating losses to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Income tax benefit at U.S. statutory rate	$ (1,055,252)	$ (1,765,044)
Income tax benefit – State	(251,250)	(420,248)
Non-deductible expenses	81,214	587,344
Change in valuation allowance	1,225,288	1,597,948
Total provision for income tax	$ —	$ —

NOTE 9 — <u>INCOME TAXES</u> (cont.)

The Company's approximate net deferred tax asset on December 31, 2024 and 2023 was as follows:

Deferred Tax Asset:	December 31, 2024		December 31, 2023	
Net operating loss carryforward	$	8,188,681	$	6,963,393
Valuation allowance		(8,188,681)		(6,963,393)
Net deferred tax asset	$	—	$	—

Of the $31,494,927 of available net operating losses, $1,403,306 begins to expire in 2034 and $30,091,621 which were generated after 2018 can be utilized indefinitely subject to annual usage limitations.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2024 and 2023 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $1,225,288 and $1,597,948 in years 2024 and 2023.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income may be subject to an annual limitation as a result of ownership changes that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company's 2021, 2022, 2023 and 2024 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

NOTE 10 — <u>SUBSEQUENT EVENTS</u>

Sale of Common Shares

On January 8, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional investors, pursuant to which the Company agreed to sell to such investors 1,200,000 shares (the "Shares") of common stock of the Company (the "Common Stock"), at a purchase price of $4.25 per share of Common Stock (the "Offering"), for gross proceeds from the offering were approximately $5.1 million, prior to deducting placement agent's fees and other offering expenses payable by the Company. The shares of Common Stock were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-268058), which was declared effective by the Securities and Exchange Commission on December 6, 2022, a base prospectus dated December 6, 2022 and a prospectus supplement dated January 8, 2025. The closing of the sales of these securities under the Purchase Agreement took place on January 9, 2025 and the Company received net proceeds of $4,537,000 after deducting placement fees and expenses of $563,000. The Company intends to use the net proceeds from the offering for working capital and other general corporate purposes.

On January 7, 2025, the Company entered into an engagement agreement with The Benchmark Company, LLC, as exclusive placement agent ("Benchmark" or the "Placement Agent"), pursuant to which the Placement Agent agreed to act as placement agent on a reasonable "best efforts" basis in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds from the sale of securities in the Offering and a non-accountable expense allowance equal to 1.0% of the gross proceeds raised in the Offering. The Company also agreed to issue the Placement Agent (or its designees) a warrant (the "Placement Agent Warrant") to purchase up to 5% of the aggregate number of shares of Common Stock sold in the offering, or warrants to purchase up to 60,000 shares of Common Stock, at an exercise price equal to 100.0% of the offering price per share of Common Stock, or $4.25 per share. The Placement Agent Warrant is exercisable during the four-and-a-half year period commencing six months after the date of the closing of this Offering. In addition, the Company agreed to pay the Placement Agent $80,000 for legal expenses and other out-of-pocket expenses.

NOTE 10 — SUBSEQUENT EVENTS (cont.)

Executive Bonus

On January 14, 2025, the compensation committee of the board of directors of the Company approved and the Company paid a one-time bonus to the Company's chief executive officer in the amount of $350,000.

Cancellation of RPM Interactive Shares

On January 14, 2025, the Company agreed to cancel 3,500,000 shares of RPM Common Stock for no consideration.

Stock Options

On January 14, 2025, the Company granted an aggregate of 30,000 options to purchase the Company's common stock to the Company's board of directors. The options each have a term of 10 years from the date of grant and are exercisable at an exercise price of $5.50 per share. The options vest in equal 25% installments every 6 months beginning on the 6-month anniversary of the date of grant. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On January 14, 2025, the Company granted an aggregate of 230,000 options to purchase the Company's common stock to an officer, employees and consultants of the Company. The options each have a term of 10 years from the date of grant and are exercisable at an exercise price of $5.50 per share. The options vest in equal 25% installments every 6 months beginning on the 6-month anniversary of the date of grant. The stock options were valued at the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

Equity Sales Agreement

On February 10, 2025, the Company entered into a Sales Agreement (the "Sales Agreement") with The Benchmark Company, LLC ("Benchmark") to sell shares of the Company's common shares (the "Shares") having an aggregate sales price of up to $6,000,000, from time to time, through an "at the market offering" program under which Benchmark will act as sales agent. The sales, if any, of the Shares made under the Sales Agreement will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

The Company will pay Benchmark a commission rate equal to 4.0% of the aggregate gross proceeds from each sale of Shares; provided however, that in the event that the amount of Shares sold under the Sales Agreement increases to $1 million or more, then the commission rate will be reduced to 3%. In addition, the Company agreed to provide Benchmark with customary indemnification and contribution rights. The Company will also reimburse Benchmark for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto. The Company is not obligated to sell any of the Shares under the Sales Agreement and may at any time suspend solicitation and offers thereunder. The offering of Shares pursuant to the Sales Agreement will terminate on the earlier of (1) the sale, pursuant to the Sales Agreement, of Shares having an aggregate offering price of $6,000,000 and (2) the termination of the Sales Agreement by either us or Benchmark, as permitted therein. The Shares will be issued pursuant to our shelf registration statement on Form S-3 (File No. 333-268058) filed by the Company with the SEC on October 28, 2022 and declared effective by the SEC on December 6, 2022.